GAFinancial, Inc.

wherever you're going,
we'll show you the way℠



ANNUAL REPORT
2002

We are showing the way.

Like the bold arrow on our cover, GA Financial, Inc. stands out in showing the way to financial performance for our customers, thereby creating value for our shareholders. Your Company achieved record performance by many measures during 2002. We are proud of the accomplishments of our employees and we are pleased to present you with this report.

Contents

GA Financial, Inc. is an $858 million savings and loan holding company headquartered in Whitehall, Pennsylvania. Great American Federal, the primary subsidiary of GA Financial, Inc., operates 12 community offices in the greater Pittsburgh metropolitan area. Founded in 1914, Great American Federal is a federally-chartered FDIC-insured stock savings institution.

Financial Highlights

Year Ended December 31,
(Dollars in thousands, except per share amounts)

Financial Condition Data	2002	2001	2000
Assets	**$858,035**	$863,836	$889,169
Securities	**317,276**	338,456	423,316
Loans	**484,068**	457,008	402,101
Deposits	**524,067**	529,691	522,485
Borrowed funds	**221,575**	229,575	268,598
Shareholders' equity	**100,541**	96,940	92,648
Income Statement Data			
Net interest income	**$22,615**	$22,932	$22,753
Provision for loan losses	**937**	1,075	630
Noninterest income	**4,351**	3,518	3,829
Noninterest expense	**17,174**	19,069	17,355
Net income	**6,744**	5,166	6,652
Per Common Share Data			
Earnings - diluted	**$1.32**	$1.00	$1.24
Cash dividends	**0.72**	0.72	0.72
Stock price	**23.70**	16.75	13.44
Book value	**19.54**	17.92	16.48
Ratios			
Return on average assets	**0.78%**	0.59%	0.76%
Return on average equity	**6.73**	5.27	7.79
Interest rate spread	**2.39**	2.33	2.47
Loans-to-deposits	**92.37**	86.28	76.96
Nonperforming loans to total loans	**0.30**	0.33	0.30

Loans
(in millions)


$332.3
$355.2
$402.1
$457.0
$484.1
98
99
00
01
02
December 31,

Diluted Earnings per Share


$1.23
$1.22
$1.24
$1.00
$1.32
98
99
00
01
02
December 31,

Book Value


$15.51
$13.59
$16.48
$17.92
$19.54
98
99
00
01
02
December 31,

Cumulative Share Repurchases
(in millions)


1.8
2.7
3.3
3.6
3.8
98
99
00
01
02
December 31,

Message to Our Shareholders

"All our efforts have been focused on positioning your Company for longer-term profitability and success, leading to the ultimate goal of enhancing shareholder value."

John M. Kish
Chairman and Chief Executive Officer, GA Financial, Inc. and Great American Federal



In prior messages, we have discussed our goal of transforming our primary subsidiary, Great American Federal, from a traditional thrift to a full service community bank. We have also discussed the significant investments we have made over the past several years in human capital, technology, products, processes, and procedures.

We are particularly proud of the senior management team we have assembled that brings a wealth of commercial banking experience to our organization, and our dedicated staff that has responded remarkably to this rebuilding of infrastructure and culture. All our efforts have been focused on positioning your Company for longer-term profitability and success, leading to the ultimate goal of enhancing shareholder value.

In last year's report, we stated: "We believe the Company is now in position to see these investments begin to bear fruit as we move into 2002." We are happy to report that 2002 produced record earnings per share for GA Financial. In a year in which interest rates declined to their lowest levels in more than 40 years, financial institutions, including Great American Federal, saw significant amounts of loan prepayments and refinancings, and where many banks and thrifts experienced interest rate spreads and net interest margins narrowing, we continued to reposition our balance sheet to enhance future earnings growth, and actually increased our spread and margin.

For the fourth year in a row, we increased our book value per share. Of equal, or even greater, importance, in a year in which all the major stock market indices were down for a third straight year, our stock price appreciated more than 40% over the prior year-end price.

For the year, diluted earnings per share were $1.32 on net income of $6.7 million, compared to diluted earnings per share of $1.00 and net income of $5.2 million for the twelve-month period ended December 31, 2001. Book value per share increased from $17.92 to $19.54 and, as a result of announcing and completing our tenth stock repurchase program last year, we reduced shares outstanding from 5.41 million shares to 5.15 million shares. We also increased net loans, and our loans-to-deposits ratio increased from 86.28% to 92.37%. At the same time, we maintained our excellent level of asset quality, with nonperforming loans to total loans at a low 0.30%. In addition, we realized a significant reduction in our operating expenses, down by $1.9 million or 10%, from $19.1 million in 2001 to $17.2 million in 2002.

As a result of this performance, your Board of Directors approved and declared a $0.20 per share dividend which was paid in February 2003, represents an 11% increase over the prior quarter dividend, and also provides a yield in excess of 3%. This dividend increase is not only reflective of the Company's strong earnings performance in 2002, but is also consistent with our mission to return value to our shareholders.

Hitting Our Goals

We set specific goals for 2002 focused on improving the Company's profitability, operating efficiencies and overhead costs, while continuing to grow our core banking activities.

As previously stated, we substantially reduced our **operating and overhead expenses**. This was accomplished following detailed analysis of our staffing needs, more effectively utilizing our outside vendors and consultants, analyzing the profitability and growth potential of our retail community office network, and generally "tightening the belt" in a variety of ways. We also made some difficult decisions during 2002 as we closed two community offices. Special thanks to Jim Dionise, our Senior Vice President and Chief Financial Officer, who completed his first full year with the Company in 2002, and his staff for their efforts and insights in helping us achieve this result.

The implementation of our new Kirchman **technology platform** was successfully completed in the first quarter of 2003. This conversion represented a significant undertaking by our Company and involved all areas of operation. This new technology will benefit not only our customers, but also our employees as they strive to provide the best customer service possible, giving us greater flexibility in offering new products to our business and retail customers. Special thanks to Vice Presidents Judy Stoeckle and Wayne Callen and their entire staff in leading this effort.

Our focus on **commercial and small business lending** bore fruit in 2002, as we increased our commercial real estate loan portfolio by more than 50%, growing loan balances in this category from approximately $64 million to more than $100 million. Likewise, our commercial business loans increased approximately 70%, from $18 million to almost $31 million. We continue to focus on our niche


"We set specific goals for 2002 focused on improving the Company's profitability, operating efficiencies and overhead costs, while continuing to grow our core banking activities."
Todd L. Cover
Senior Vice President and Treasurer, GA Financial, Inc. and President and Chief Operating Officer, Great American Federal

lending strategy for commercial real estate and business lending in the $500,000 to $5 million range, which exceeds the capability and capacity of most of our smaller community bank competitors. We continue to position ourselves with our customers and the market as being large enough to handle this size relationship, yet small enough to give our customers the personal service and attention that they seek.

On an overall net basis, total loans grew from $457 million to $484 million. This increase occurred in spite of a significant reduction in our residential loan portfolio, which decreased from $259 million to $219 million, largely as a result of payoffs in our purchased loan portfolio. Special thanks to Vicki Hays, our Vice President and Chief Lending Officer, and her entire lending staff for producing such outstanding performance.

GA Financial Strategies, our **wealth management** subsidiary, completed its first full year of operation in a very difficult market environment. Despite the economic recession and the corporate scandals and excesses which shook the confidence of investors, we were able to acquire more than 100 new account relationships, and are establishing credibility in the emerging wealth niche market which we have targeted, seeking out clients with investable assets of $25,000 to $1 million. We look for this subsidiary to continue to establish significant relationships and build a base of recurring noninterest income, as we continue to provide meaningful products and services to our clients. Special thanks to GA Financial Strategies President Rick Wiethorn for helping to build a solid foundation from which we look forward to continuing growth.

We have emphasized the importance of acquiring expertise in commercial and retail banking. This past year we made another important addition to our team in hiring Vice President Wayne Freed to lead our Community Banking division. Wayne brings 26 years of experience in sales, marketing and financial management, most recently as vice president and relationship manager at another community bank in our region. Wayne, along with several other members of the senior management team, is a key contributor in a customer service initiative to develop and enhance a high-performance customer service culture throughout our organization.

Through all of this change, we have been challenged to recruit and hire individuals with new skill sets and to work with our existing staff, utilizing their strengths while providing opportunities to develop new skills. Our change to a sales-focused, performance-based organization was a cultural challenge for us. Special thanks to Betty Berkely, Vice President of Human Resources and Marketing, and her staff for developing the infrastructure to support this transformation.

Members of the senior management team, seated left to right...
Vicki Hays, John Kish, Rick Wiethorn

standing left to right...
Judy Stoeckle, Wayne Callen, Jim Dionise, Wayne Freed, Todd Cover, Betty Berkely



Looking Forward

We look forward with excitement to 2003 as the beginning of a new chapter in the evolution of our Company. Having substantially completed our changes to the infrastructure and culture of our organization, we are now looking to grow the franchise and leverage our equity. While we are confident that we can continue to grow earnings through further improvements to our existing business model, we recognize that sustainable long-term earnings growth must be based on a plan which creates quality franchise growth. This growth can and will result from one or more of the following strategies which we have adopted in our 2003 Strategic Plan.

1) Deposit products: Just as we have developed and fine-tuned a first class credit operation, we will take the same approach to develop a new deposit strategy which will have the primary focus of generating new transactional products and deposits. Deposit growth will fuel asset growth, and transaction accounts will provide a low cost source of funds. Having developed the commercial relationships on the lending side, and having a strong base of retail customers, we are looking to create and market relationship accounts to attract these deposits. To this end, we have hired a Deposit Products and Operations Manager to spearhead this strategy.

2) Community development: We have always taken seriously our role as a responsible corporate citizen in the communities we serve, as well as our obligations and responsibilities under the Community Reinvestment Act (CRA). This year, we are developing a community business development officer concept, which, in addition to CRA, will focus on the financial needs of our many local governmental, civic and non-profit agencies and organizations. We look to develop mutually beneficial long-term relationships with them and their various constituents. This focus will supplement our deposit strategy as we develop products that will meet their needs and allow us to grow new transactional deposit accounts.

3) Franchise growth: With the changes to our infrastructure and technology successfully behind us, we are now in a position to look for different ways to accomplish franchise growth and leverage our equity. Ways to expand the franchise include de novo branching, opening specialty/limited purpose offices for lending and wealth management, or completing single or multiple branch acquisitions. A more significant means would be the acquisition of a local community bank or thrift, or a non-traditional line of business to complement our core banking activities.

We are proud of the results that we have posted this year and attribute that performance to the long-term strategies which we have adopted and implemented. Our continuing goal is to not only grow this franchise, but also the value of it, to achieve the ultimate goal of enhancing shareholder value. The successful execution of last year's plans and goals certainly accomplished that objective.

We are excited. We have done a lot of good things, and our long-term strategies are bearing fruit. We have been good stewards of stockholder equity. We will deploy it effectively, but not recklessly in the pursuit of our goals. We have the momentum, and we want it to continue.

We thank our Directors for their support, dedication and guidance as we have made these significant improvements. We also thank our customer focused employees for their excellent performance. On behalf of all of us here at GA Financial, we thank you, our shareholders, for your continued support and confidence. We look forward to 2003 with even greater expectations of creating shareholder value as our employees continue to show our customers the way to financial growth and security.

Lending

OUR LENDING DIVISION WAS DRAMATICALLY REORGANIZED, INTRODUCED NEW PRODUCTS, ADDED SMALL BUSINESS AND COMMERCIAL REAL ESTATE EXPERTISE, DEVELOPED A NEW REVENUE-PRODUCING COMMUNITY DEVELOPMENT STRATEGY, IMPROVED CUSTOMER SERVICE, AND EXCEEDED ITS GOALS IN VIRTUALLY ALL ASPECTS.

"IntegraCare, a professional management company, pursued an opportunity in 2002 to acquire an important senior living property in Pittsburgh's Oakland area. Great American Federal's sense of urgency and ability to understand the dynamics of the transaction allowed us to quickly and effectively structure the deal. The bank completely understood our goals and was consistent with its terms throughout, even while our needs occasionally shifted. As a result, we grew our business and established a strategic alliance with the West Penn Allegheny Health System, a major force in Pittsburgh's healthcare market."

Richard Irwin, President and CEO
Loriann Putzier, COO
IntegraCare Corporation
Sewickley, PA



IntegraCare

Commercial Real Estate Loans
(in millions)



$7.3
$17.6
$23.5
$63.8
$100.4
98
99
00
01
02
December 31,

Exceeding Our Goals

Lending goals were surpassed by continuing to build our commercial lending portfolio, by successfully executing home equity loan promotions and by offering new products for residential customers.

Our performance benefited from having three highly experienced new commercial lenders on board for the full year. We created a separate business lending unit staffed by two of these loan officers. The third lender joined the commercial real estate team. This reorganization demonstrates our commitment to achieving greater market share in business lending while continuing to grow our commercial real estate lending.

Product Development Pays Off

New product development and loan promotions generated new revenue and new customers.

We introduced a broader array of residential adjustable rate mortgages and developed first and second mortgage "combination loans," not widely available in our market, which enable qualified customers to purchase a home with less cash outlay.

Our marketing decision to create a "rate blitz" in our fall home equity promotion showed a big payoff. We offered one low rate, no matter what the term of the loan. For qualified borrowers, we also loaned up to 100 percent of the appraised value of their home.

The results were impressive: We achieved a record number of loan approvals for this promotion, with many applications coming from new customers.

Our teams developed lending relationships with more than 100 new business and commercial real estate customers which added $55 million of new loans in 2002.

Building New Business Relationships

Adding experienced lenders and creating separate units for greater accountability has resulted in a formal organization that produced immediate improvements in our lending performance.

Our teams developed lending relationships with more than 100 new business and commercial real estate customers which added $55 million of new loans in 2002. Additionally, Great American Federal has the opportunity to demonstrate to these new customers the value of our other products and services.

On the mortgage and consumer lending side, we have added carefully selected loan correspondents to increase our number of originations. This strategy enables us to develop new business and increase our name awareness outside of our community office footprint, especially in the growing North Hills market. The result: We greatly exceeded our production goals for residential loans in 2002.

Maintaining Lending Integrity

During the year, we created a cohesive Credit Administration unit within the Lending Division in order to ensure integrity and quality in all supporting functions.

Within this unit, loan servicing was completely re-organized, management of our commercial portfolio was improved, and the recovery function was transferred to this unit.

We completed development of new accounting compliance standards, which are critically important for maintaining the quality of our loan portfolio. And, we added a highly experienced loan review manager to our staff.

Generating Returns and Community Goodwill

We are expanding our network and business opportunities by improving our community development strategy. We made a strategic decision to achieve an "Outstanding" rating as defined by the Community Reinvestment Act.

Under the leadership of Vicki Hays, Chief Lending Officer, a committee of senior managers evaluated the potential for a win-win scenario that would add benefit to our local communities and produce return on investment.

Following Board of Director approval of the committee's recommended strategy, a new Community Development Manager was recruited and hired.

The Community Development area is now production oriented and developing a suite of products to offer our customers that will improve the communities in which many of our customers reside.

An Exciting Future

We are excited about our future and prepared for continued success. We are confident that we have motivated and capable employees who share our stockholders' desire for continued growth. The past year's performance has clearly demonstrated our ability to work the plans we developed in previous years and show customers the way to achieve their financial objectives.

"In May 2002, high winds struck the home we have owned for over 40 years. Fortunately, we were not injured. However, our roof and siding, chimney, back porch, deck and carport were badly damaged. Within a few days, we heard about Great American Federal's zero percent interest disaster recovery loan offer. We applied for the loan, and it was approved quickly. It was easier than buying a car. With the check from the bank, we were able to rebuild. The bank really came to our rescue."



Homeowners Martha and Gene Edwards (seated) of North Versailles, PA, review photographs of their home with Marsha Lawson, Assistant Vice President, West Mifflin Community Office Manager for Great American Federal.

Retail

"When I opened my practice nine years ago, I dreamed of someday owning a very special residence. Last year, thanks to Great American Federal, that came true when my family and I built our "dream home" in Treesdale, Western Pennsylvania's premier golf-course community. The bank offered a phenomenal mortgage product as well as a home equity line of credit. As a sole practitioner, the credit line gives me flexibility to make instant purchasing decisions, both in my personal life and for capital expenditures for my business."

Dr. Vincent J. Morreale
Owner
Morreale Chiropractic
Shaler Township, PA



Contributing to the Bottom Line

Maximizing efficiencies and contributing to the bottom line were the first priorities of Wayne Freed when he joined Great American Federal in April as Vice President, Community Banking. He and the other employees in the division believed they could accomplish significant results, and they did.

Loan growth goals were exceeded in 10 of our 12 community offices. Our Customer Call Center also contributed to this performance, closing a total of $4.7 million in new loans. The center also met or exceeded goals for installment loans, overdraft protection and new debit cards.



Consumer Loans
(in millions)
$57.6
$54.7
$58.5
$66.5
$79.1
98
99
00
01
02
December 31,

The closure of the North Versailles Wal-Mart office and the sale of the Norwin office increased our efficiencies with minimal negative impact to customers.

In preparation for the Kirchman conversion, division employees spent many hours in training and practice sessions to be ready to service customers on the first day of business. Their familiarity with and confidence in the system is fundamental to improving efficiencies and delivering higher levels of customer service.

New Scorecard Program to Enhance Sales Culture

A comprehensive community office scorecard program will be launched and become the foundation for building an even stronger sales culture in the division. With solid training and constant encouragement, our employees more readily see their role as advisors and consultants to our customers.

The new scorecard system comprises five measurement categories, with a number of items to be tracked within each category. Each community office will monitor:

- **Deposit Production**
- **Loan Production**
- **Fee Income**
- **Expense Control**
- **Service and Sales Quality**

The new scorecard system creates a more powerful management tool for our retail operations. Additionally, each community office manager has specific calling goals for developing new business and for improving each office's cross-solutions ratio.

Solutions Build Confidence

The cornerstone of our new sales culture is finding financial solutions for our customers. Customers who come into our community offices are not just account numbers; they are people looking to solve financial challenges or capitalize on financial opportunities. Our culture fosters the relationship building that leads to trust.

Trust leads to quality discussions about other ways we can help. Others call that 'cross-selling.' We prefer to call it "cross-solutions." We're not here to "sell" someone something. We're here to offer trusted advice that leads to satisfactory solutions for our customers.

In other words, we're here to show customers the way to financial solutions.

OUR WEALTH MANAGEMENT SUBSIDIARY SHOWS CLIENTS TANGIBLE BENEFITS IN PROVIDING NON-BIASED ADVICE AND COUNSEL FROM PEOPLE WHO ALSO KNOW BANKING.

SHOWING THE WAY IN A DIFFICULT ENVIRONMENT

GA Financial Strategies, in its first full year of operation, proved it can show clients the way to profitable investing, even in a market filled with turmoil and uncertainty. Our wealth management subsidiary shows clients tangible benefits in providing non-biased advice and counsel from people who also know banking.

Under the guidance of GA Financial Strategies President Rick Wiethorn, we were able to show customers different avenues for safeguarding their assets while still achieving acceptable growth. While some investors still sought aggressive strategies, many preferred conservative or more balanced approaches that would protect principal.

As a result, we have a new source of fee income, have strengthened relationships with existing customers, and have developed new customer relationships.

Regardless of the business and stock market climate, there is ample opportunity to produce fee income from profitably serving clients with $25,000 to $1 million that they wish to invest to achieve specific objectives.

We initiate our relationship with clients through careful listening. We nurture that relationship by assisting them in evaluating their goals. We help them determine immediate needs for cash flow, the amount for an emergency reserve, and their desire for long-term asset growth and preservation.

Our knowledge and experience with wealth management services, coupled with our access to safe FDIC-insured bank products, gives clients a greater array of options.

BUILDING NEW BUSINESS

Our expertise in wealth management produces many benefits. It grows shareholder value by strengthening our position in the marketplace and by adding new revenues. It enables our community offices to refer more financial services to retail customers. It also broadens the relationships we can develop with business customers. The market niche we are serving with GA Financial Strategies is very similar to the niche we serve with business lending, which produces excellent synergy.

As part of the enhanced sales culture being fostered throughout Great American Federal, we have implemented new training programs to assist community office employees in introducing our wealth management services to qualified customers. We have also implemented incentives for employees who arrange for a qualified prospect to meet with a wealth management representative.

In this first full year of operation, we concentrated on introducing wealth management services to referrals originating from within the bank. Indeed, nearly all of the more than 100 new accounts were referrals from existing relationships. We will capitalize on the high credibility established thus far and widen our marketing activity to reach clients not already in a banking relationship, thereby creating a new entry point for introducing clients to other bank services.

In summary, this first year's performance demonstrated the way in which GA Financial Strategies completes the circle of financial services we offer to our customers and adds an important building block for growing your company.

Wealth Management

"My wife and I risked everything to found TechSpec in 1976. Today, we serve some of the country's largest manufacturers and are one of only five titanium processing plants nationally with a rolling mill. As the son of a specialty steelworker, I know that hiring and keeping skilled employees is critical to our success. We consider our work force as family, and provide substantial retirement benefits for everyone. Great American Federal administers the retirement plans with personalized investment options, and also manages a full line of credit for all our operations."

Edward F. Sobota, P.E.
President
TSI Titanium/TechSpec Inc.
Derry, PA




SPIRIT OF EXCELLENCE

In the Spirit of Excellence

Established in 2001, Great American Federal's Spirit of Excellence award honors the single employee who most demonstrates excellence in performance, service and work standards during the year. Fellow employees make the nominations based on specific criteria. The first honoree was Lisa Baverso, Assistant Vice President, Forest Hills Community Office Manager. Last year's recipient was Rick Glasser, Assistant Vice President, Area Manager, Community Banking.



Excellence is the result of caring more than others think is wise;
Dreaming more than others think is practical;
And expecting more than others think is possible.



Twenty-six employees volunteered time and talent to serve on one of three Customer Service Committees, a major initiative Great American Federal launched in 2002 to sharpen customer focus. Each committee has a separate assignment: One to define customer service standards, another to determine measurements for the standards, and a third to develop reward and recognition programs for outstanding internal and external customer service.

The record achievements presented in this report were accomplished because of the commitment, performance and productivity of our employees. It's employee service that elevates financial services from a commodity to a personal, tailored, strategic solution for individuals and businesses. Great American Federal employees demonstrate their spirit of excellence every day, not only as they serve customers, but as they serve their communities.

Our organization encourages and equips employees for excellence in many ways. Investment in training is a continuing priority. Last year, we sponsored 74 in-house training programs, or more than 3,100 hours of training. More importantly, we continue to enhance our total compensation package to attract and retain the key talent to identify the best financial solutions for our customers.

Customers like to be served by people who know them. With our employees' average tenure of nearly ten years, customers are assured of personal, knowledgeable service. Even our part-time employees average nearly four years of service. Commitment such as this is what fosters excellence in customer relationships. Ruth Hodges, Patricia Jenkins and Mary Walos, for example, celebrated 25 years of service last year.

Commitment and dependability are measured in other ways, as well. We have employees, for example, who value perfect attendance. And we honor them every year at our annual Employee Recognition Dinner. Exceptionally impressive is the record of Susan Morris, Patricia Schultz and Rose Ann Torok who have not missed a day in seven consecutive years.

This spirit overflows into our communities, too. Many important organizations benefit from Great American Federal employees serving in the spirit of excellence, organizations such as The Center for Creative Play, Central Blood Bank of Pittsburgh, Holy Family Institute, Housing Opportunities, Inc., Junior Achievement, Pittsburgh Community Storehouse, Pittsburgh Vision Services, Steel Valley Enterprise Zone Corporation, and The Wesley Foundation.

Our employees' families are also important to us. We sponsor scholastic awards for employees' children, host an educationally focused Child to Work Day, and provide an annual family picnic.

This spirit of excellence–serving customers, colleagues and community–makes the critical difference in achieving results for you, our shareholders.

Financial Contents

Selected Consolidated Financial Data

Year Ended December 31, (Dollars in thousands, except per share amounts)	2002	2001	2000	1999	1998
FINANCIAL CONDITION DATA					
Assets	$858,035	$863,836	$889,169	$882,980	$823,322
Securities	317,276	338,456	423,316	457,684	436,232
Loans[1]	484,068	457,008	402,101	355,240	332,332
Deposits	524,067	529,691	522,485	495,124	482,548
Borrowed funds	221,575	229,575	268,598	297,160	222,545
Shareholders' equity	100,541	96,940	92,648	84,571	109,216
INCOME STATEMENT DATA					
Interest income	$ 50,860	$ 56,814	$ 59,049	$ 56,645	$ 55,205
Interest expense	28,245	33,882	36,296	33,388	31,639
Net interest income	22,615	22,932	22,753	23,257	23,566
Provision for loan losses	937	1,075	630	390	360
Net interest income after provision for loan losses	21,678	21,857	22,123	22,867	23,206
Noninterest income	4,351	3,518	3,829	3,810	4,717
Noninterest expense	17,174	19,069	17,355	17,242	15,523
Income before provision for income taxes	8,855	6,306	8,597	9,435	12,400
Provision for income taxes	2,111	1,140	1,945	2,320	4,158
Net income	$ 6,744	$ 5,166	$ 6,652	$ 7,115	$ 8,242
PER COMMON SHARE DATA					
Earnings - diluted	$ 1.32	$ 1.00	$ 1.24	$ 1.22	$ 1.23
Cash dividends	0.72	0.72	0.72	0.64	0.54
Stock price	23.70	16.75	13.44	13.25	15.50
Book value	19.54	17.92	16.48	13.59	15.51
Stock price to book value	121.29	93.47	81.55	97.50	99.94
RATIOS					
Performance:					
Return on average assets	0.78%	0.59%	0.76%	0.81%	1.01%
Return on average equity	6.73	5.27	7.79	7.61	7.73
Average equity to average assets	11.65	11.17	9.80	10.67	13.11
Shareholders' equity to assets	11.72	11.22	10.42	9.58	13.26
Interest rate spread	2.39	2.33	2.47	2.46	2.37
Net interest margin	2.91	2.90	2.94	2.99	3.03
Loans-to-deposits	92.37	86.28	76.96	71.75	68.87
Dividend payout	54.55	72.00	58.06	52.46	43.90
Asset Quality:					
Nonperforming loans to total loans	0.30%	0.33%	0.30%	0.42%	0.34%
Nonperforming assets to assets	0.18	0.19	0.15	0.21	0.23
Allowance for loan losses to total loans	0.80	0.70	0.56	0.49	0.48
Allowance for loan losses to nonperforming assets	259.04	191.99	165.07	95.06	85.59

1 Balance represents total loans net of deferred fees.

This discussion should be read in conjunction with the consolidated financial statements, notes, and tables included in this report.

OVERVIEW

GA Financial, Inc. (the "Company") was incorporated in December 1995, and is the holding company for Great American Federal (the "Bank"), a community bank and the Company's principal subsidiary, New Eagle Capital, Inc., an investment company, and the Bank's wholly owned subsidiaries, GA Financial Strategies, LLC, established in 2001 to provide wealth management services, Steel City Investments, Inc. established in December 2002 to hold and manage investment securities, and Great American Financial Services, Inc., currently inactive.

In 1996, the Bank completed its conversion from a federally chartered mutual savings and loan association to a stock form of ownership and, simultaneously, the Company issued 8,900,000 shares of common stock, utilizing a portion of the net proceeds to acquire all of the outstanding stock of the Bank.

The Company currently transacts banking activities through Great American Federal. The Bank, serving customers for over 85 years, operates its administrative office in Whitehall, Pennsylvania and 12 community offices in Allegheny County located in southwestern Pennsylvania. Through these office locations, the Bank offers a broad array of consumer and commercial loan, deposit, and wealth management products and services. In addition to conducting community banking activities, the Bank invests in various marketable securities. New Eagle Capital, Inc., the Company's other subsidiary, operating as an investment company in Wilmington, Delaware, also invests in various marketable securities as well as marketable equity securities. The Company has 173 full-time equivalent employees at December 31, 2002. The Company competes with local, regional, and national banks.

The Company's results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on interest-earning assets, such as loans and securities, and the interest expense incurred on interest-bearing liabilities, such as deposits and borrowed funds. The Company also generates noninterest income, such as service fees, gains on the sale of education loans and securities, trading account profits, earnings on bank owned life insurance, wealth management fees, and other miscellaneous noninterest income. The Company's operating expenses consist primarily of compensation and employee benefits, occupancy, furniture and equipment, marketing, and other general and administrative expenses. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies, and actions of regulatory agencies.

Certain critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. The Company's most critical accounting policy relates to the Company's allowance for loan losses, which reflects the estimated losses resulting from the inability of the Company's borrowers to make required loan payments. If the financial condition of the Company's borrowers were to deteriorate, resulting in an impairment of their ability to make payments, the Company's estimates would be updated, and additional provisions for loan losses may be required.

Further discussion of the estimates used in determining the allowance for loan losses follows under caption "Allowance for Loan Losses" and in "Note 1. Accounting Policies" located in the "Notes to the Consolidated Financial Statements."

USES OF FUNDS

The Company's primary use of funds is to conduct its investment and lending activities as well as for other general business purposes.

INVESTMENT ACTIVITIES

General

The Company has the authority, as provided by its investment policy, to invest in various types of assets, including United States ("U.S.") Government and various federal agency securities, mortgage-backed securities, collateralized mortgage obligations ("CMOs"), municipal obligations, corporate debt obligations, marketable equity securities, certain money market instruments, and repurchase agreements. Subject to various restrictions, the Bank may also invest its assets in certain investment-grade corporate debt obligations, mutual funds whose assets conform to the investments that a federally-chartered savings institution is otherwise authorized to make directly, and certain permissible equity securities. The Company through its investment subsidiary, New Eagle Capital, may invest in similar marketable securities, but additionally may invest in common and preferred equity securities, real estate investment trusts, general and limited partnerships, and mutual funds.

The investment policy of the Company, as approved by the Board of Directors, requires management to maintain adequate liquidity, generate a favorable return on investments without incurring undue interest rate and credit risk as a complement to the Company's lending activities. At December 31, 2002, the Company's investment securities generally consisted of federal government-sponsored agency debt securities, mortgage-backed securities, collateralized mortgage obligations, municipal obligations, investment grade corporate debt obligations, and marketable equity securities.

The Board of Directors monitors and ratifies the investment decisions of the Company's officers that have been authorized to manage the investment portfolio (Chief Financial Officer and Chief Executive Officer). On at least a quarterly basis, the Asset/Liability Management Committee also reviews the Company's securities portfolio including the market value of each security held, interest rate risk, and liquidity.

As required by the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments, Debt and Equity Securities," the Company's securities portfolio is categorized as either held to maturity, available for sale, or held for trading.

U.S. Government and Agency Debt Securities

At December 31, 2002, the Company had $48.5 million of U.S. government and federal agency debt securities, or 15.3% of total securities. All were classified as available for sale securities. All government debt securities are issued directly by the U.S. government, either through the Treasury Department or through one of the many federal agencies created by Congress. While government and agency debt carries very low credit risk, such securities remain subject to the risk of a fluctuating interest rate environment. Changes in interest rates may impact both the yield and market value of such securities.

Mortgage-Backed Securities

At December 31, 2002, the Company had $166.7 million in mortgage-backed securities, or 52.6% of total securities, which generally consisted of mortgage-backed securities guaranteed by Government National Mortgage Association or insured by either Federal National Mortgage Association ("FNMA") or Federal Home Loan Mortgage Corporation ("FHLMC"). All were classified as available for sale securities. Mortgage-backed securities generally yield less than the mortgage loans that underlie such securities because of the cost of guarantees or credit enhancements that result in nominal credit risk. In addition, mortgage-backed securities are more liquid than individual mortgage loans and may be used to collateralize obligations of the Company.

While mortgage-backed securities carry a reduced credit risk as compared to individual residential mortgage loans, such securities remain subject to the risk that a fluctuating interest rate environment, along with other factors such as the geographic distribution of the underlying mortgage loans, may alter the prepayment rate of such mortgage loans and affect the prepayment speed, yield, and value of such securities. Specifically, investments in mortgage-backed securities involve prepayment risk. This is the risk that the speed of the actual prepayments of the mortgage loans underlying the security may be greater than estimated prepayments over the life of the security upon which the price and yield of the security is based. In the event actual prepayments exceed estimated prepayments, adjustments may be required to the amortization of any premium or accretion of any discount relating to such instruments thereby reducing the yield on such securities. In addition, the market value of such securities may be adversely impacted by changes in interest rates.

Collateralized Mortgage Obligations

At December 31, 2002, the Company had $9.1 million of CMOs, or 2.9% of total securities, consisting of CMOs issued by FHLMC and FNMA. All were classified as available for sale securities. CMOs are a type of debt security issued by entities that aggregate pools of underlying fixed and adjustable-rate mortgages or mortgage-backed securities and creates different classes of CMO securities with different maturities and, in some cases, amortization schedules as well as residual interest with each such class possessing different risk characteristics. The cash flows from the underlying collateral is generally divided into tranches or classes whereby such tranches have descending priorities with respect to the distribution of principal repayments from the underlying mortgages or mortgage-backed securities. In contrast to mortgage-backed securities in which cash flow is received and, accordingly, prepayment risk is shared pro rata by all securities holders, the cash flows from the mortgages or mortgage-backed securities underlying the CMOs are segmented and paid in accordance with a predetermined priority to investors holding various tranches of such securities or obligations. Accordingly, CMOs attempt to moderate the reinvestment risk associated with conventional mortgage-backed securities when prepayments of the mortgages underlying such securities prepay faster than anticipated. CMOs are issued by federal agencies, such as FNMA or FHLMC, and private issuers. The Company primarily invests in CMOs issued by government agencies that are collateralized by mortgage-backed securities.

While CMOs involve reduced credit risk, such securities remain subject to the risk that a fluctuating interest rate environment may alter the prepayment speed, yield, and value of such securities. Specifically, investments in CMOs involve prepayment risk. This is the risk that the speed of the actual prepayments of the mortgage loans or mortgage-backed securities underlying the CMOs may be greater than estimated prepayments over the life of the security upon which the price and yield of the security is based. In the event actual prepayments exceed estimated prepayments, adjustments may be required to the amortization of any premium or accretion of any discount relating to such instruments thereby reducing the yield on such securities. In addition, the market value of such securities may be adversely affected by changes in interest rates.

Municipal Obligations

At December 31, 2002, the Company had $56.3 million of municipal obligations, or 17.7% of total securities. All were classified as available for sale securities. All municipal obligations are rated in one of the four highest categories by a nationally recognized rating agency. The Company primarily invests in Pennsylvania municipal bonds that are issued by school districts and municipalities. While municipal obligations carry low credit risk, such securities remain subject to the risk of a fluctuating interest rate environment. Changes in interest rates may impact both the yield and market value of such securities.

Corporate Debt Obligations

At December 31, 2002, the Company had $21.0 million of corporate debt obligations held as available for sale securities, or 6.6% of total securities, and $3.0 million of held to maturity securities, or 0.9% of total securities. The Company's investments in corporate debt obligations, at December 31, 2002, generally consisted of debt obligations issued by large and medium sized U.S. and multinational corporate issuers. All corporate debt obligations purchased by the Company are rated in one of the four highest categories by a nationally recognized rating agency.

Investments in corporate debt obligations involve a moderate level of credit risk as they are not insured or guaranteed by the U.S. government or a federal agency. They generally are not secured by collateral and rely upon future income from the operations of the issuer for repayment of principal and interest. These securities are also subject to the risk of a fluctuating interest rate environment. Changes in interest rates may impact both the yield and market value of such securities.

Marketable Equity Securities

At December 31, 2002, the Company had $12.6 million of marketable equity securities, or 4.0% of total securities. All were classified as available for sale securities. The Bank's marketable equity securities portfolio of $5.5 million is primarily comprised of permissible FHLMC stock and low income housing tax credit investments while the New Eagle Capital, Inc. marketable equity securities portfolio of $7.1 million consists primarily of common and preferred equity securities.

The Company also had $129,000 in trading securities. The portfolio was comprised entirely of FNMA stock, a permissible U.S. government agency equity security.

LENDING ACTIVITIES

General

The Company's loan portfolio consists of mortgage loans (residential, multi-family, commercial real estate, and commercial and residential construction and development), consumer loans (home equity, unsecured personal, loans on deposit accounts, and automobile), commercial business loans (secured and unsecured business), and education loans held for sale.

The types of loans that the Company may originate are subject to federal and state laws and regulations. Interest rates charged by the Company on loans are affected by the demand for such loans, the sources of funds available for lending purposes, and the rates offered by competitors. These factors are, in turn, affected by, among other things, economic conditions, particularly changes in interest rates, government policies, and actions of regulatory agencies.

The Company is cognizant that the origination of multi-family, commercial real estate, commercial and residential construction and development, and commercial business loans involve greater risk. Payments are primarily dependent on the successful operation or management of the properties/development or related business enterprise, however, repayment of such loans may also be subject to adverse conditions in the real estate market, specific industry and/or the economy. The Company seeks to minimize these risks through its underwriting standards.

Residential Mortgage Loans

The Company offers residential mortgage loans primarily secured by owner-occupied one-to-four family residences. Loan originations are generally obtained from existing customers, members of the local communities served, or referrals from local real estate agents, attorneys, and builders. The Company originates both fixed-rate mortgage loans and adjustable-rate mortgage loans. The volume and types of mortgage loans originated by the Company have been affected by such market factors as the level of interest rates, competition, consumer preferences, and the availability of funds. Originated mortgage loans are secured by properties located within the Company's primary market area of Allegheny, Beaver, Butler, Fayette, Washington, and Westmoreland Counties, Pennsylvania. However, in previous years, the Company purchased pooled residential mortgage loans outside its primary market area.

Total residential mortgage loans at December 31, 2002 were $218.9 million, or 45.2% of total loans. Fixed rate mortgage loans were $166.8 million, or 34.5%, of total loans.

The Company has not sold one-to-four family mortgage loans in the secondary market. Residential mortgage loans that are originated by the Company are underwritten in conformity with FNMA secondary market requirements. The Company has been approved by FNMA to sell mortgage loans in the secondary market, and may sell loans to FNMA in the future.

In an effort to provide financing for low and moderate income home buyers, the Company offers a community mortgage program. These mortgage loans are offered with terms of up to 30 years. Such loans must be secured by a single family owner-occupied unit. These loans are originated using modified underwriting guidelines with a reduced downpayment and a discount on closing costs. Such loans are originated in amounts up to 97% of the lower of the property's value or the sales price. During 2002, the Company originated 12 community mortgage loans totaling $690,000.

Multi-Family Mortgage Loans

The Company originates multi-family mortgage loans generally secured by apartment buildings and other multi-family residential properties located in the Company's primary market area. At December 31, 2002, multi-family mortgage loans totaled $10.6 million, or 2.2% of the Company's total loans.

Commercial Real Estate Loans

The Company also offers commercial real estate loans that are secured by properties generally used for business purposes such as office buildings, retail facilities, shopping centers, and industrial properties located in the Company's primary market area. In addition, the Company, from time to time, purchases loan participations in commercial real estate loans. Loan participation interests are subject to the same underwriting criteria as loans originated by the Company. The Company's commercial real estate loan portfolio at December 31, 2002 was $100.4 million, or 20.7% of total loans.

Commercial and Residential Construction and Development Loans

The Company originates commercial loans for the construction and development of office buildings, retail facilities, shopping centers, and industrial properties located in the Company's primary market area. In addition, the Company originates loans for the construction and development of one-to-four family residential properties which includes acquisition and development loans to qualified developers, loans and lines of credit to qualified builders, and construction/permanent financing for other individuals. At December 31, 2002, the Company had $29.5 million of commercial and residential construction and development loans, net of $21.6 million of loans in-process, which constituted 6.1% of the Company's total loans.

Consumer Loans

The Company offers consumer loans consisting of home equity (installment loans and lines of credit), unsecured personal (installment loans, personal lines of credit, and credit cards), loans on deposit accounts, and automobile loans. Consumer loans are generally originated in the Company's primary market area. However, in previous years, the Company purchased pooled home equity loans outside its primary market area not serviced by the Company. At December 31, 2002, the Company's consumer loans totaled $79.1 million or 16.3% of the Company's total loan portfolio. The balance is comprised primarily of home equity loans which totaled $75.0 million.

Commercial Business Loans

The Company offers secured and unsecured commercial business loans. Such loans may be made to individuals, partnerships, proprietorships, or corporations, and may be secured, unsecured, or partially secured. At December 31, 2002, commercial business loans totaled $30.9 million or 6.4% of total loans of which $23.2 million were secured and $7.6 million were unsecured.

Education Loans Held for Sale

The Company participates in the United States Department of Education Title IV loan programs commonly referred to as the Federal Family Education Loan Programs ("FFELP"). The loans in this program include the Federal Subsidized Stafford Loan, the Federal Unsubsidized Stafford Loan, and the Federal Parent Loan to Undergraduate Students (PLUS) Loan. Loans are guaranteed to at least 98% of principal plus eligible interest by the full faith and credit of the United States Government if serviced properly.

Education loans held by the Company are serviced and guaranteed by the Pennsylvania Higher Education Assistance Agency ("PHEAA"). The Company underwrites, operates and administrates participation in the FFELP under the policies and procedures outlined in the common manual of unified student loan policy for loans guaranteed by PHEAA. At December 31, 2002, education loans totaled $14.8 million, or 3.1% of the Company's total loans. The Company sells education loans when they reach repayment status.

Loan Servicing

The Company generally services loans in its own portfolio, but relies upon third party loan servicers for the servicing of purchased loans including certain purchased pooled residential mortgage, home equity, and commercial participation loans. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, making inspections as required of mortgage premises, contacting delinquent borrowers, supervising foreclosures and property dispositions in the event of un-remedied defaults, making certain insurance and tax payments on behalf of the borrowers, and generally administering the loans. At December 31, 2002, the Company had $304.3 million of loans serviced by the Company and $179.8 million of loans serviced by others.

Delinquencies and Classified Assets

Management performs a monthly review of each loan 90 days or more past due while also reviewing a summary of the aggregate level of nonperforming loans 90 days or more past due. Management reviews on an ongoing basis all loans 30 or more days delinquent. The actions taken by the Company with respect to delinquencies vary depending on the nature of the loan and period of delinquency. In the case of residential mortgage loans 90 days or more past due, the Bank generally initiates legal action and will commence foreclosure proceedings against any real property that secures the loan. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan is generally acquired through foreclosure.

Federal regulations and the Company's Asset Review and Reserve Policy require that the Company utilize an internal asset classification system as a means of reporting problem and potential problem assets. The Company has incorporated the Office of Thrift Supervision's ("OTS") asset classifications as part of its credit monitoring system. The Company currently classifies problem and potential problem assets as "Substandard," "Doubtful," "Loss," or "Special Mention" assets. An asset is considered "Substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as "Doubtful" have all of the weaknesses inherent in those classified as "Substandard" with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Assets classified as "Loss" are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated "Special Mention." At December 31, 2002, the Company had $1.5 million of assets classified as "Substandard," $6,000 of assets classified as "Loss," $3.9 million of assets classified as "Special Mention," and no assets classified as "Doubtful."

For regulatory purposes, when an insured institution classifies one or more assets, or portions thereof, as "Substandard" or "Doubtful," it is required to establish a general valuation allowance in an amount deemed prudent by management. The general valuation allowance, which is a regulatory term, represents a loss allowance which has been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, has not been allocated to particular problem assets. When an insured institution classifies one or more assets, or portions thereof, as "Loss," it is required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge-off such amount. For financial reporting purposes, the Company follows the guidelines of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," an amendment of SFAS No. 114. SFAS No. 114 addresses the accounting by creditors for impairment of loans by specifying how reserves for credit losses related to certain loans should be measured. SFAS No. 118 rescinded SFAS No.114 rules to permit a creditor to use existing methods for recognizing interest income on impaired loans and eliminated the income recognition provisions of SFAS No. 114.

An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS which can order the establishment of additional general or specific valuation allowances. The OTS, in conjunction with the other federal banking agencies, has adopted an interagency policy statement on the allowance for loan losses. The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of adequate allowances and guidance for banking agency examiners to use in determining the adequacy of general valuation guidelines. Generally, the policy statement recommends that institutions have effective systems and controls to identify, monitor, and address asset quality problems; that management has analyzed all significant factors that affect the collectibility of the portfolio in a reasonable manner; and that management has established acceptable allowance evaluation processes that meet the objectives set forth in the policy statement. While the Company believes that it has established an appropriate allowance for loan losses, there can be no assurance that regulators, in reviewing the Company's loan portfolio, will not request the Company to materially increase its allowance for loan losses, thereby negatively affecting the Company's financial condition and earnings at that time. Although management believes that adequate specific and general valuation allowances have been established, actual losses are dependent upon future events and, as such, further additions to the level of specific and general valuation allowances may become necessary.

Nonperforming Assets

It is the policy of the Company to cease accruing interest, when in management's judgement, it is determined that the collectibility of interest, but not necessarily principal, is unlikely. An interest accrual is normally discontinued when a loan becomes 90 days or more past due. For the years ended December 31, 2002, 2001, 2000, 1999, and 1998, the amount of additional interest income that would have been recognized on nonaccrual loans, if such loans had continued to perform in accordance with their contractual terms, was $33,000, $31,000, $61,000, $138,000, and $147,000, respectively.

Foreclosed Assets

At December 31, 2002, the Company held three properties totaling $34,000. When the Company acquires property through foreclosure or deed-in-lieu of foreclosure, it is initially recorded at the lower of the recorded investment in the corresponding loan or the fair value of the related assets at the date of foreclosure, less estimated costs to sell the property. Thereafter, if there is a further deterioration in value, the Company charges operations for the decline in value. It is the policy of the Company to have obtained an appraisal on all real estate subject to foreclosure proceedings prior to the time of foreclosure. It is also the Company's policy to require appraisals, at least annually and at other times determined necessary by management, on foreclosed properties and conduct periodic inspections as deemed appropriate.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risks inherent in its loan portfolio. The allowance for loan losses is maintained at an amount management considers appropriate to cover estimated losses in loans which are deemed probable and estimable based on information currently known to management. The Asset Classification Committee reviews and approves the allowance for loan losses on at least a quarterly basis. The allowance is based upon a number of factors, including current regional and national economic conditions, industry trends, actual loss experience, and changes in the nature of the loan portfolio. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to make additional provisions for estimated loan losses based upon judgments different from those of management. At December 31, 2002 and 2001, the Company's allowance for loan losses to total loans was 0.80% and 0.70%, respectively. The Company had nonperforming loans of $1.5 million at December 31, 2002 and 2001, primarily comprised of residential mortgages and home equity loans. The Company will continue to monitor and modify its allowance for loan losses as conditions dictate. While management believes the Company's allowance for loan losses is sufficient to cover losses inherent in its loan portfolio at this time, no assurances can be given that the Company's level of allowance for loan losses will be sufficient to cover future loan losses incurred by the Company or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses.

SOURCES OF FUNDS

The Company's primary sources of funds include deposits, loan and investment security repayments and prepayments, proceeds from sales, calls, and maturities of securities, Federal Home Loan Bank ("FHLB") advances, securities sold under agreement to repurchase, and cash flows generated from operations.

DEPOSIT ACTIVITIES

The Company offers a variety of deposit products with ranges of interest rates and terms. The Company's deposits consist of noninterest-bearing (checking accounts) and interest-bearing (checking accounts, money market deposit accounts, savings accounts, and certificates of deposit). The flow of deposits is influenced significantly by general and regional economic conditions, prevailing interest rates, and competition. The Company's deposits are obtained predominantly from the areas in which its community offices are located. To attract and retain deposits, the Company relies primarily on offering a broad array of deposit products, pricing its deposit products at competitive rates, providing strong customer service, and maintaining its long-standing relationships with customers. The Company uses traditional means to advertise its deposit products, including radio and print media. Currently, the Company does not use brokers to obtain deposits.

BORROWING ACTIVITIES

The Company utilizes advances from the FHLB as an alternative funding source to deposits. These FHLB advances are collateralized by certain of the Company's securities and loans. FHLB advances are made pursuant to various credit programs, each of which has its own interest rate and range of maturities. The maximum amount that the FHLB will advance to member institutions, including the Company, fluctuates from time to time in accordance with the policies of the OTS and the FHLB. At December 31, 2002 the Company had $221.6 million of FHLB advances.

MANAGEMENT OF INTEREST RATE AND MARKET RISKS

The principal objective of the Company's interest rate risk management function is to evaluate the interest rate risk included in certain balance sheet accounts, determine the level of risk appropriate given the Company's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with Board of Director approved guidelines. Through such management, the Company monitors its interest rate risk and seeks to reduce the vulnerability of its operations to changes in interest rates. The Company's Board of Directors has established an Asset/Liability Management Committee, which is responsible for reviewing its asset/liability policies, securities portfolio, interest rate risk position, liquidity and meets at least on a quarterly basis. The Asset Liability Management Committee reviews trends in interest rates, changes in the market value of the Company's investment securities portfolio, all investment security purchases, sales, maturities, and calls, the financial position of the Company, the Company's actual performance to budgeted performance, the Company's interest rate position as measured by changes in its net income and net portfolio value under certain interest rate scenarios, and the projected impact of such interest rate scenarios on its earnings and capital. The extent of the movement of interest rates is an uncertainty that could have a negative impact on the earnings of the Company.

In recent years, the Company has utilized the following strategies to manage interest rate risk: (1) purchasing adjustable interest rate and shorter term fixed-rate mortgage-backed and related securities; (2) investing in shorter term fixed-rate corporate debt and government agency bonds or in such types of bonds with adjustable interest rates; (3) originating shorter term and adjustable interest rate commercial, residential mortgage, and consumer loan products; and (4) emphasizing longer term deposits. To manage the interest rate risk of the Company, the Board of Directors has also established parameters relating to the types of securities in which the Company may invest and parameters relating to the types of deposits which may be offered by the Company and rates which may be paid on such deposits.

Market risk is the risk of losses resulting from adverse changes in market pricing and rates. The Company's market risk is primarily its interest rate risk associated with its investing, lending, deposit, and borrowing activities. Interest rate risk arises when interest rates on assets change in a different time period or in a different proportion from that of liabilities. Management actively monitors its interest rate sensitivity position with the primary objective to prudently structure the balance sheet so that movements of interest rates on assets and liabilities are highly correlated and produce a reasonable net interest margin even in periods of volatile interest rates. Interest rate risk is considered by management to be the Company's most significant market risk that could materially impact the Company's financial position or results of operations.

NET PORTFOLIO VALUE

The Bank's interest rate sensitivity is monitored by management through the use of models which estimate changes in the Bank's net portfolio value ("NPV") over a range of interest rate scenarios. NPV is the net present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in that same scenario. The following table indicates the Bank's NPV at December 31, 2002, as calculated by the OTS, and indicates the value of the Bank's assets and liabilities which would result in a decline in the Bank's NPV in a rising or declining interest rate environment. Specifically, the table indicates that, at December 31, 2002, the Bank's NPV was $87.5 million and that, based upon the assumptions utilized by the OTS, an immediate increase in market interest rates of 300 basis points would result in a $33.9 million, or 39% decrease in the Bank's NPV, and an immediate decrease in market rates of 100 basis points would result in a $1.7 million, or 2% decrease in the Bank's NPV. Due to the current low interest rate environment, no change in interest rates down 200 or 300 basis points is shown.

December 31, 2002 (Dollars in thousands)	Net Portfolio Value (NPV)			NPV as a Percentage of the Market Value of Total Assets	
	Amount	Change ($)	Change (%)	NPV Ratio	Change
Change in Interest Rates (basis points):					
+300 bp	$ 53,607	$(33,875)	(39)%	6.5%	(343)bp
+200 bp	67,807	(19,675)	(22)	8.0	(190)
+100 bp	81,011	(6,471)	(7)	9.4	(57)
Static	87,482	—	—	10.0	—
-100 bp	85,796	(1,686)	(2)	9.7	(30)

Certain shortcomings are inherent in the methodology used in the interest rate risk measurements. Modeling changes in the NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model presented assumes that the composition of the Bank's interest rate sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements and net interest income models provide an indication of the Bank's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Bank's net interest income and will differ from actual results.

REVIEW OF FINANCIAL CONDITION AT DECEMBER 31, 2002 AND DECEMBER 31, 2001

Assets

The Company's total assets were $858.0 million at December 31, 2002, a decrease of $5.8 million or 0.7% compared to total assets of $863.8 million at December 31, 2001.

Cash decreased $8.5 million or 28.5% to $21.3 million at December 31, 2002 due to repayments of borrowed funds and funding of loans.

Available for sale securities decreased $21.2 million or 6.3% to $314.2 million at December 31, 2002 due to repayments, sales, calls, and maturities. The Company had $992,000 securities sold, not settled at December 31, 2002 compared to $3.5 million of securities sold, not settled at December 31, 2001.

Total loans increased $27.0 million or 5.9% to $484.1 million at December 31, 2002 primarily due to increases in commercial real estate, commercial business, and home equity loans. This increase was partially offset by a decline in residential mortgage loans of which $7.8 million was related to the Company's sale of its Norwin community office and the remaining amount from loan repayments.

Liabilities

Total liabilities were $757.5 million at December 31, 2002, a decrease of $9.4 million or 1.2% compared to total liabilities of $766.9 at December 31, 2001.

Total deposits decreased $5.6 million or 1.1% to $524.1 million due primarily to a decline of $11.5 million in deposits related to the Company's sale of its Norwin community office.

Borrowed funds decreased $8.0 million or 3.5% to $221.6 million due to the pay-off of FHLB advances at maturity. Alternative sources of funding were provided by repayments of loans and securities, and sales, calls, and maturities of securities.

Other liabilities increased $4.2 million or 117.4% to $7.9 million at December 31, 2002 due primarily to an increase in deferred taxes on available for sale securities.

Shareholders' Equity

Shareholders' equity increased $3.6 million or 3.7% to $100.5 million at December 31, 2002. This was due primarily to net income and an increase in accumulated comprehensive income partially offset by purchases of treasury stock and cash dividends paid.

Average Balance Sheet and Net Interest Analysis

The following table sets forth certain information relating to the Company's average balance sheet and reflects the weighted average yield on assets and weighted average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

Year Ended December 31, (Dollars in thousands)	2002			2001			2000		
	Average Balance	Interest	Weighted Average Yield/ Cost	Average Balance	Interest	Weighted Average Yield/ Cost	Average Balance	Interest	Weighted Average Yield/ Cost
ASSETS									
Interest-Earning Assets:									
Deposits	$ 29,850	$ 440	1.47%	$ 29,683	$ 1,062	3.58%	$ 15,852	$ 824	5.20%
Securities[1,2]	314,035	17,735	5.65	375,040	24,013	6.40	432,741	30,518	7.05
Loans, net[3]	475,806	33,851	7.11	430,531	32,503	7.55	369,745	28,350	7.67
FHLB stock	11,293	402	3.56	13,615	887	6.51	15,458	1,092	7.06
Total interest-earning assets	$830,984	$ 52,428	6.31%	$848,869	$ 58,465	6.89%	$833,796	$ 60,784	7.29%
Noninterest-earning assets	28,945			27,870			37,893		
Total assets	$859,929			$876,739			$871,689		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-Bearing Liabilities:									
Checking accounts	$ 40,030	$ 227	0.57%	$ 39,210	$ 419	1.07%	$ 37,204	$ 593	1.59%
Money market deposit accounts	66,681	1,545	2.32	67,487	2,457	3.64	63,490	3,443	5.42
Savings accounts	141,466	3,271	2.31	124,104	2,961	2.39	136,745	3,269	2.39
Certificates of deposit	247,223	12,028	4.87	263,470	14,843	5.63	237,080	12,982	5.48
Total interest-bearing deposits	495,400	17,071	3.45	494,271	20,680	4.18	474,519	20,287	4.28
Borrowed funds	222,649	11,139	5.00	247,213	13,174	5.33	276,321	15,979	5.78
Other	1,955	35	1.79	1,500	28	1.87	1,444	30	2.08
Total interest-bearing liabilities	$720,004	$ 28,245	3.92%	$742,984	$ 33,882	4.56%	$752,284	$ 36,296	4.82%
Noninterest-bearing liabilities	32,376			31,002			30,797		
All other noninterest-bearing liabilities	7,361			4,804			3,214		
Total noninterest-bearing liabilities	39,737			35,806			34,011		
Shareholders' equity	100,188			97,949			85,394		
Total liabilities and shareholders' equity	$859,929			$876,739			$871,689		
Net interest income		$ 24,183			$ 24,583			$ 24,488	
Interest rate spread[4]			2.39%			2.33%			2.47%
Net interest margin[5]			2.91%			2.90%			2.94%

1 Includes unamortized discounts and premiums.

2 Includes municipal obligations; yield and income are stated on a taxable equivalent basis.

3 Amount is net of deferred fees, undisbursed funds, discounts and premiums, estimated allowances for loan losses, and includes education loans held for sale and nonperforming loans.

4 Interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities on a taxable equivalent basis.

5 Net interest margin represents net interest income on a taxable equivalent basis divided by average interest-earning assets.

REVIEW OF THE CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Net Income

Net income for the year ended December 31, 2002 increased $1.6 million or 30.5% from the previous year to $6.7 million. Changes in the components of net income are discussed herein.

Interest Income

Total interest income decreased $6.0 million ($6.0 million on a taxable equivalent basis) or 10.5% to $50.9 million for the year ended 2002. This was primarily the result of a decrease of 58 basis points in the average yield on average interest-earning assets, and a decrease of $17.9 million in average interest-earning assets. Taxable equivalent interest on securities decreased $6.3 million or 26.1%, due to a decrease in the average balance of $61.0 million or 16.3%, and a decrease in the average yield of 75 basis points. Interest on loans increased $1.3 million or 4.1% to $33.9 million due to an increase in the average balance of $45.3 million or 10.5%, partially offset by a decrease in the average yield on loans of 44 basis points. The dividends on FHLB stock decreased $485,000 or 54.7% to $402,000 in 2002 due to a decrease of $2.3 million in the average balance resulting from the redemption of FHLB stock in the year 2002 and a decrease in the average yield of 295 basis points. The Bank is required to own FHLB stock based on the levels of its FHLB borrowings.

Interest Expense

Total interest expense on interest-bearing liabilities decreased $5.6 million or 16.6% due to a decrease in the average balance of interest-bearing liabilities of $23.0 million or 3.1% to $720.0 million and also a decrease in the average cost of 64 basis points. The interest expense on interest-bearing deposits decreased $3.6 million or 17.5% to $17.1 million for 2002 due to a decrease of 73 basis points in the average cost, partially offset by an increase in the average balance of $1.1 million. The interest expense on borrowed funds decreased $2.0 million or 15.4% due primarily to a decrease in the average cost of 33 basis points and by a decrease in the average balance of $24.6 million or 9.9%. This reduction was due to the pay-off of FHLB advances at maturity.

Net Interest Income-Rate/Volume Analysis

Net interest income for 2002 was $22.6 million, a decrease of $317,000 ($400,000 on a taxable equivalent basis) or 1.4% compared to 2001. The following table presents the extent to which changes in rate and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income on a taxable equivalent basis and interest expense during the period indicated. Information is provided with respect to: (1) changes attributable to changes in volume (changes in volume multiplied by prior rate); (2) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (3) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately between volume and rate.

Year Ended December 31, (Dollars in thousands)	2002 Compared to 2001 Increase (Decrease) Due To Volume	Rate	Total
Interest-Earning Assets:			
Interest-bearing deposits	$ 6	$ (628)	$ (622)
Securities	(3,649)	(2,629)	(6,278)
Loans, net	3,023	(1,675)	1,348
FHLB stock	(132)	(353)	(485)
Total interest-earning assets	$ (752)	$(5,285)	$(6,037)
Interest-Bearing Liabilities:			
Checking accounts	$ 9	$ (201)	$ (192)
Money market deposit accounts	(29)	(883)	(912)
Savings accounts	407	(97)	310
Certificates of deposit	(883)	(1,932)	(2,815)
Borrowed funds	(1,254)	(781)	(2,035)
Other	8	(1)	7
Total interest-bearing liabilities	$(1,742)	$(3,895)	$(5,637)
Change in net interest income	$ 990	$(1,390)	$ (400)

Provision for Loan Losses

The provision for loan losses for the year ended December 31, 2002 was $937,000 compared to $1.1 million for the year ended 2001. The allowance for loan losses to total loans and nonperforming assets was 0.80% and 259%, respectively, at December 31, 2002 as compared to 0.70% and 192%, respectively, at December 31, 2001. The current year provision was influenced by strong loan production, strategic growth in commercial real estate, business and construction/development loans and current economic conditions. Substantially all of the increase in the provision was related to growth in commercial real estate and related loans. Nonperforming loans, primarily comprised of residential mortgages and consumer home equity loans, were $1.5 million at December 31, 2002 and 2001, respectively. The Company monitors all nonperforming loans which could impact the provision for loan losses. The allowance for loan losses is maintained at an amount management considers appropriate to cover estimated losses on loans which are deemed probable based on information currently known to management. While management believes the Company's allowance for loan losses is sufficient to cover losses in its loan portfolio at this time, no assurances can be given that the Company's level of allowance for loan losses will be sufficient to cover future loan losses incurred by the Company, or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions analyzed by management to determine the current level of the allowance for loan losses.

Noninterest Income

Total noninterest income increased $833,000 or 23.7% to $4.4 million for 2002. This was due primarily to a $905,000 gain on sale of the Company's Norwin community office, and a decrease in the writedown of securities of $566,000. This increase was partially offset by decreases of $490,000 in net gains on the sales of available for sale securities, $126,000 in other noninterest income, and $106,000 in income from trading securities.

Noninterest Expense

Total noninterest expense decreased $1.9 million or 9.9% to $17.2 million for 2002. This was due primarily to a decrease in compensation and employee benefit costs of $838,000, other operating expenses of $716,000, marketing expenses of $375,000, and occupancy expenses of $255,000. This decrease was partially offset by increases in furniture and equipment expenses of $185,000 and losses of $110,000, related to the closure of the Company's North Versailles Wal-Mart based satellite branch office.

Provision for Income Taxes

The provision for income taxes increased $971,000 or 85.2% to $2.1 million for 2002. The effective tax rate for 2002 was 23.8% as compared to 18.1% for 2001. This increase was primarily the result of an increase in pretax income combined with a decrease in nontaxable income.

REVIEW OF THE CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Net Income

Net income for the year ended December 31, 2001 decreased $1.5 million or 22.3% from the previous year to $5.2 million. Changes in the components of net income are discussed herein.

Interest Income

Total interest income decreased $2.2 million ($2.3 million on a taxable equivalent basis) or 3.8% to $56.8 million for the year ended 2001. This was primarily the result of a decrease of 40 basis points in the average yield on average interest-earning assets, partially offset by an increase of $15.1 million in average interest-earning assets. Interest on loans increased $4.2 million or 14.6% to $32.5 million due to the increase in the average balance of $60.8 million or 16.4%, partially offset by a decrease in the average yield on loans of 12 basis points. Taxable equivalent interest on securities decreased $6.5 million or 21.3%, due to a decrease in the average balance of $57.7 million or 13.3%, and a decrease in the average yield of 65 basis points. The dividends on FHLB stock decreased $205,000 or 18.8% to $887,000 in 2001 due to a decrease of $1.8 million in the average balance resulting from the redemption of FHLB stock in the year 2001 and a decrease in the average yield of 55 basis points. The Bank is required to own FHLB stock based on the levels of its FHLB borrowings.

Interest Expense

Total interest expense on interest-bearing liabilities decreased $2.4 million or 6.7% due to a decrease in the average balance of interest-bearing liabilities of $9.3 million or 1.2% to $743.0 million and also a decrease in the average cost of 26 basis points. The interest expense on interest-bearing deposits increased $393,000 or 1.9% to $20.7 million for 2001 due to an increase in the average balance of $19.8 million, partially offset by a decrease of 10 basis points in the average cost. The interest expense on borrowed funds decreased $2.8 million or 17.6% due primarily to a decrease in the average cost of 45 basis points and by a decrease in the average balance of $29.1 million or 10.5%. This reduction was due to the pay-off of FHLB advances at maturity.

Net Interest Income-Rate/Volume Analysis

Net interest income for 2001 was $22.9 million, an increase of $179,000 ($95,000 on a taxable equivalent basis) or 0.8% compared to 2000. The following table presents the extent to which changes in rate and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income on a taxable equivalent basis and interest expense during the period indicated. Information is provided with respect to: (1) changes attributable to changes in volume (changes in volume multiplied by prior rate); (2) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (3) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately between volume and rate.

Year Ended December 31, (Dollars in thousands)	2001 Compared to 2000 Increase (Decrease) Due To Volume	Rate	Total
Interest-Earning Assets:			
Interest-bearing deposits	$ 370	$ (132)	$ 238
Securities	(3,846)	(2,659)	(6,505)
Loans, net	4,590	(437)	4,153
FHLB stock	(124)	(81)	(205)
Total interest-earning assets	$ 990	$(3,309)	$(2,319)
Interest-Bearing Liabilities:			
Checking accounts	$ 35	$ (209)	$ (174)
Money market deposit accounts	234	(1,220)	(986)
Savings accounts	(308)	—	(308)
Certificates of deposit	1,493	368	1,861
Borrowed funds	(1,613)	(1,192)	(2,805)
Other	1	(3)	(2)
Total interest-bearing liabilities	$ (158)	$(2,256)	$(2,414)
Change in net interest income	$1,148	$(1,053)	$ 95

Provision for Loan Losses

The provision for loan losses for the year ended December 31, 2001 was $1.1 million compared to $630,000 for the year ended 2000. The allowance for loan losses to total loans and nonperforming assets was 0.70% and 192%, respectively, at December 31, 2001 as compared to 0.56% and 165%, respectively, at December 31, 2000. The current year provision was influenced by strong loan production, strategic growth in commercial real estate, business and construction/development loans and current economic conditions. Substantially all of the increase in the provision was related to growth in commercial real estate and related loans. Nonperforming loans, primarily comprised of residential mortgages and consumer home equity loans, increased from $1.2 million at December 31, 2000 to $1.5 million at December 31, 2001. The Company monitors all nonperforming loans which could impact the provision for loan losses. The allowance for loan losses is maintained at an amount management considers appropriate to cover estimated losses on loans which are deemed probable based on information currently known to management. While management believes the Company's allowance for loan losses is sufficient to cover losses in its loan portfolio at this time, no assurances can be given that the Company's level of allowance for loan losses will be sufficient to cover future loan losses incurred by the Company, or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions analyzed by management to determine the current level of the allowance for loan losses.

Noninterest Income

Total noninterest income decreased $311,000 or 8.1% to $3.5 million for 2001. Service fees on deposit products decreased $96,000 from 2000. Net gains on the sales of available for sale securities increased $412,000. The Company recorded a non-cash charge of $730,000 reflecting the Company's assessment of an other-than-temporary decline in the valuation of certain securities in the third quarter of 2001. The Company subsequently sold these securities in 2001. The Company had a decrease in trading security gains of $25,000 which primarily consisted of equity securities. Gains on the sale of education loans increased $50,000 due to the timing of education loan sales. Education loans are sold as they reach repayment status. Other income increased $58,000 primarily due to the sale of a former branch facility.

Noninterest Expense

Total noninterest expense increased $1.7 million or 9.9% to $19.1 million for 2001. This was due primarily to an increase in compensation and employee benefits, partially the result of changes in management, increased occupancy and furniture and equipment due in part to the establishment of a new branch location and investments in technology, and increased marketing and other miscellaneous operating expenses.

Provision for Income Taxes

The provision for income taxes decreased $805,000 or 41.4% to $1.1 million for 2001. The effective tax rate for 2001 was 18.1% as compared to 22.6% for 2000. This decrease was primarily the result of a reduction in pretax income, coupled with an increase in tax credits recognized from a low income housing tax credit investment.

OTHER MATTERS

Liquidity Resources

The Company's primary sources of funds are deposits, repayments of loans and securities, sales, calls and maturities of securities, advances from the FHLB, and other borrowed funds. While scheduled maturities of securities and the amortization of loans are predictable sources of funds, deposit flows and prepayments on mortgages, and mortgage-backed and related securities are greatly influenced by market interest rates, economic conditions, and competition.

Liquidity can be analyzed by utilizing the "Consolidated Statements of Cash Flows". Net cash provided by operating activities was $9.7 million. Net cash provided by investing activities was $4.3 million. Net cash used in financing activities was $22.5 million. Overall, cash and cash equivalents decreased $8.5 million for the year ended December 31, 2002 compared to 2001.

Management believes the Company has sufficient liquidity to meet current obligations to borrowers, depositors, debt holders, and others.

Capital Resources

The Company is not required to maintain any minimum level of capital; however, the Bank is subject to various regulatory capital requirements administered by the OTS.

At December 31, 2002, the Bank had exceeded the OTS requirements for tier I core (leverage), tier I and total risk-based, and tangible capital. The OTS requires the Bank to maintain a minimum 4.00% core capital ratio (expressed as a percentage of adjusted total assets), a minimum tier I risk-based capital ratio of 4.00% and total risk-based capital ratio of 8.00% (both expressed as a percentage of risk-weighted assets, which includes off-balance sheet items), and a minimum tangible capital ratio of 1.50% of tangible assets, as defined by the OTS. The Bank has consistently maintained all regulatory capital ratios at or above the well-capitalized standards. "Note 11. Capital Requirements and Regulatory Restrictions" located in the "Notes to the Consolidated Financial Statements" provides further detail regarding the Company's capital adequacy.

Other

The Company announced in the first quarter of 2002 that it selected Kirchman Bankway™ as its core operating system solution. The Company is making this investment to support its longer term profitability goals, enhance its speed to market in developing and introducing new competitive products, and improve its already high level of customer service. The conversion to the new system was completed in the first quarter of 2003.

The Company announced in the third quarter of 1998 that after a comprehensive study of its DataOne data processing division, it would no longer provide data processing services for other financial institutions. The study included an analysis of strategic business planning objectives, a review of the current data processing system and its operation, as well as a review of the competition in the data processing service arena. Two of the three external clients of DataOne were deconverted prior to the year 2000 and the remaining client was deconverted during the first six months of the year 2000.

New Accounting Pronouncements

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"; however, it retains many of the fundamental provisions of SFAS No. 121.

SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion, ("APB") No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. However, it retains the requirement in APB No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. By broadening the presentation of discontinued operations to include more disposal transactions, the FASB has enhanced management's ability to provide information that helps financial statement users to assess the effects of a disposal transaction on the ongoing operations of an entity.

SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The provisions of SFAS No. 144 generally are to be applied prospectively. The adoption of SFAS No. 144 had no impact on the financial position, results of operations, or liquidity of the Company.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of SFAS No. 146 are effective for exit and disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the financial position, results of operations, or liquidity of the Company.

In November 2002, the FASB issued Interpretation No. 45, ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation elaborates on the existing disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued ("disclosure requirements"). This interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee ("recognition and measurement provisions"). The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in FIN 45 are effective for financial statements of interim and annual periods ending after December 15, 2002. The Company's disclosure of guarantees is included in "Note 13. Fair Value of Financial Instruments/Concentration of Credit Risk" located in the "Notes to the Consolidated Financial Statements." The adoption of FIN 45 is not expected to have a material effect on the financial position, results of operations, or liquidity of the Company.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," an amendment of SFAS No.123. This statement amends SFAS No. 123 to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosure on both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The transition alternatives of SFAS No. 148 are available for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 did not have a material effect on the financial position, results of operations, or liquidity of the Company.

Impact of Inflation and Changing Prices

The consolidated financial statements, notes, and tables of the Company included in this report, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the direction or to the same extent as the price of goods and services.

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of the Company include, but are not limited to: changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area, and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Except as required by applicable law and regulation, the Company does not undertake—and specifically disclaims any obligation—to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Report of Independent Auditors

To the Board of Directors and Shareholders of GA Financial, Inc.:

We have audited the accompanying consolidated statements of financial condition of GA Financial, Inc. and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GA Financial, Inc. and subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Pittsburgh, Pennsylvania
January 30, 2003

Consolidated Statements of Financial Condition

December 31, (Dollars in thousands, except per share amounts)	2002	2001
ASSETS		
Cash (including interest-bearing deposits of $16,415 and $24,950)	$ 21,343	$ 29,859
Held for trading securities, at fair value	129	159
Available for sale securities, at fair value	314,196	335,383
Held to maturity securities, at cost (fair value of $3,157 and $3,138)	2,951	2,914
Total securities	317,276	338,456
Education loans held for sale	14,795	14,732
Loans (net of deferred fees of $107 and $330)	469,273	442,276
Total loans	484,068	457,008
Allowance for loan losses	(3,896)	(3,210)
Net loans	480,172	453,798
Accrued interest receivable on securities	2,323	2,192
Accrued interest receivable on loans	3,125	3,429
Federal Home Loan Bank stock	12,019	12,429
Premises and equipment, net	6,289	7,069
Foreclosed assets	34	154
Securities sold, not settled	992	3,472
Prepaid expenses and other assets	14,462	12,978
Total assets	$858,035	$863,836
LIABILITIES		
Noninterest-bearing deposits	$ 30,701	$ 31,671
Interest-bearing deposits	493,366	498,020
Total deposits	524,067	529,691
Borrowed funds	221,575	229,575
Advances from customers for taxes, insurance, and other	2,372	1,886
Accrued interest payable	1,620	2,129
Other liabilities	7,860	3,615
Total liabilities	757,494	766,896
SHAREHOLDERS' EQUITY		
Preferred stock ($0.01 par value); 1,000,000 shares authorized; 0 shares issued	—	—
Common stock ($0.01 par value); 23,000,000 shares authorized; 8,900,000 shares issued	89	89
Additional paid-in capital	87,209	87,056
Retained earnings, substantially restricted	70,370	67,215
Accumulated other comprehensive income, net of tax	6,973	2,044
Unearned employee stock ownership plan (ESOP) shares	(2,551)	(3,081)
Unearned stock-based compensation plan (SCP) shares	(296)	(406)
Treasury stock, at cost (3,753,433 shares and 3,489,677 shares)	(61,253)	(55,977)
Total shareholders' equity	100,541	96,940
Total liabilities and shareholders' equity	$858,035	$863,836

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income and Comprehensive Income

Year Ended December 31, (Dollars in thousands, except per share amounts)	2002	2001	2000
INTEREST INCOME			
Loans	**$33,851**	$32,503	$28,350
Securities:			
Taxable interest	**12,634**	17,588	23,592
Nontaxable interest	**2,671**	2,812	2,955
Dividends	**1,264**	2,849	3,328
Interest-bearing deposits	**440**	1,062	824
Total interest income	**50,860**	56,814	59,049
INTEREST EXPENSE			
Interest-bearing deposits	**17,071**	20,680	20,287
Borrowed funds	**11,139**	13,174	15,979
Other	**35**	28	30
Total interest expense	**28,245**	33,882	36,296
Net interest income	**22,615**	22,932	22,753
Provision for loan losses	**937**	1,075	630
Net interest income after provision for loan losses	**21,678**	21,857	22,123
NONINTEREST INCOME			
Service fees	**2,677**	2,621	2,717
Net gain on sales of available for sale securities	**269**	759	347
Writedown of securities	**(164)**	(730)	—
Net (loss) gain on held for trading securities	**(30)**	76	101
Gain on sales of education loans held for sale	**85**	163	113
Gain on sale of branch	**905**	—	—
Earnings on bank owned life insurance	**576**	470	418
Data processing fees	**—**	—	32
Other	**33**	159	101
Total noninterest income	**4,351**	3,518	3,829
NONINTEREST EXPENSE			
Compensation and employee benefits	**9,020**	9,858	9,154
Occupancy	**1,592**	1,847	1,554
Furniture and equipment	**1,478**	1,293	1,113
Marketing	**526**	901	670
Deposit insurance premiums	**92**	98	101
Loss on closure of branch	**208**	98	—
Other	**4,258**	4,974	4,763
Total noninterest expense	**17,174**	19,069	17,355
Income before provision for income taxes	**8,855**	6,306	8,597
Provision for income taxes	**2,111**	1,140	1,945
Net income	**$ 6,744**	$ 5,166	$ 6,652
OTHER COMPREHENSIVE INCOME			
Unrealized holding gains on available for sale securities, net of tax	**$ 4,905**	$ 3,297	$11,376
Reclassification adjustment for net losses included in net income	**24**	1,355	348
Other comprehensive income	**4,929**	4,652	11,724
Comprehensive income	**$11,673**	$ 9,818	$18,376
EARNINGS PER SHARE			
Basic	**$1.35**	$1.01	$1.25
Diluted	**$1.32**	$1.00	$1.24
AVERAGE SHARES OUTSTANDING			
Basic	**4,989,598**	5,102,262	5,317,507
Diluted	**5,115,590**	5,170,955	5,357,398

The accompanying notes are an integral part of the consolidated financial statements.

(Dollars in thousands, except per share amounts)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Unearned SCP Shares	Treasury Stock	Total Shareholders' Equity
Balance at December 31, 1999	$89	$86,722	$62,933	$(14,332)	$(4,488)	$(1,317)	$(45,036)	$ 84,571
Net income	—	—	6,652	—	—	—	—	6,652
Other comprehensive income, net of tax[1]	—	—	—	11,724	—	—	—	11,724
Cash dividends paid ($0.72 per share)	—	—	(3,886)	—	—	—	—	(3,886)
Treasury stock purchased	—	—	—	—	—	—	(7,865)	(7,865)
Shares allocated to ESOP	—	179	—	—	708	—	—	887
SCP, net of tax								
Stock options exercised	—	—	—	—	—	—	—	—
Stock awards granted	—	(3)	—	—	—	(278)	278	(3)
Stock awards forfeited	—	—	—	—	—	269	(269)	—
Stock awards expensed	—	—	—	—	—	568	—	568
Balance at December 31, 2000	89	86,898	65,699	(2,608)	(3,780)	(758)	(52,892)	92,648
Net income	—	—	5,166	—	—	—	—	5,166
Other comprehensive income, net of tax[1]	—	—	—	4,652	—	—	—	4,652
Cash dividends paid ($0.72 per share)	—	—	(3,650)	—	—	—	—	(3,650)
Treasury stock purchased	—	—	—	—	—	—	(4,219)	(4,219)
Shares allocated to ESOP	—	355	—	—	699	—	—	1,054
SCP, net of tax								
Stock options exercised	—	(181)	—	—	—	—	1,028	847
Stock awards granted	—	(16)	—	—	—	(269)	285	—
Stock awards forfeited	—	—	—	—	—	179	(179)	—
Stock awards expensed	—	—	—	—	—	442	—	442
Balance at December 31, 2001	89	87,056	67,215	2,044	(3,081)	(406)	(55,977)	96,940
Net income	—	—	**6,744**	—	—	—	—	**6,744**
Other comprehensive income, net of tax[1]	—	—	—	**4,929**	—	—	—	**4,929**
Cash dividends paid ($0.72 per share)	—	—	**(3,589)**	—	—	—	—	**(3,589)**
Treasury stock purchased	—	—	—	—	—	—	**(5,391)**	**(5,391)**
Shares allocated to ESOP	—	**473**	—	—	**530**	—	—	**1,003**
SCP, net of tax								
Stock options exercised	—	**(327)**	—	—	—	—	**86**	**(241)**
Stock awards granted	—	**7**	—	—	—	**(127)**	**122**	**2**
Stock awards forfeited	—	—	—	—	—	**93**	**(93)**	—
Stock awards expensed	—	—	—	—	—	**144**	—	**144**
Balance at December 31, 2002	**$89**	**$87,209**	**$70,370**	**$ 6,973**	**$(2,551)**	**$ (296)**	**$(61,253)**	**$100,541**

1 Other comprehensive income for 2002, 2001, and 2000 is net of tax provision of $2,885, $2,672, and $6,953, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Year Ended December 31, (Dollars in thousands)	2002	2001	2000
OPERATING ACTIVITIES			
Net income	$ 6,744	$ 5,166	$ 6,652
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	937	1,075	630
Depreciation	937	982	752
Net loss (gain) on disposal of premises and equipment	189	(110)	—
Net premium amortization (discount accretion) on securities	62	810	(162)
Amortization (accretion) of net deferred loan fees	223	134	(302)
Amortization of intangibles	185	185	185
Net loss (gain) on held for trading securities	30	(76)	(101)
Proceeds from sales of held for trading securities	—	1,149	1,858
Purchases of held for trading securities	—	(434)	(2,555)
Net gain on sales of available for sale securities	(269)	(759)	(347)
Writedown of securities	164	730	—
Gain on sales of education loans held for sale	(85)	(163)	(113)
Net (gain) loss on sales of foreclosed assets	(71)	74	83
Expense recognition of ESOP shares	1,003	1,054	887
Expense recognition of SCP shares	144	442	568
Deferred income tax benefit	(689)	(697)	(431)
Decrease (increase) in accrued interest receivable	173	790	(317)
Increase in bank owned life insurance	(576)	(470)	(418)
Increase in prepaid expenses and other assets	(404)	(1,172)	(988)
Net increase (decrease) in other liabilities	1,531	1,433	(976)
Decrease in accrued interest payable	(509)	(377)	(63)
Net cash provided by operating activities	9,719	9,766	4,842
INVESTING ACTIVITIES			
Proceeds from sales of available for sale securities	98,163	87,564	25,088
Repayments and maturities of available for sale securities	205,564	67,635	36,659
Purchases of available for sale securities	(272,240)	(76,473)	(2,473)
Maturities of held to maturity securities	—	31,250	1,003
Purchases of held to maturity securities	—	(21,145)	(13,696)
Proceeds from sales of education loans held for sale	6,446	12,385	8,631
Funding of education loans held for sale	(6,424)	(7,595)	(8,719)
Purchases of loans	(47,333)	(45,442)	(55,108)
Net decrease (increase) in loans	19,461	(14,768)	8,462
Proceeds from sales of premises and equipment	8	110	—
Purchases of premises and equipment	(354)	(610)	(2,523)
Proceeds from sales of foreclosed assets	592	335	303
Redemption of FHLB stock	410	3,029	—
Net cash provided by (used in) investing activities	4,293	36,275	(2,373)
FINANCING ACTIVITIES			
Net increase (decrease) in noninterest and interest-bearing deposits	25,446	(5,976)	21,123
Net (decrease) increase in certificates of deposit	(31,070)	13,182	6,238
Payments from borrowed funds	(228,000)	(167,598)	(548,728)
Proceeds on borrowed funds	220,000	128,575	520,166
Cash dividends paid	(3,589)	(3,650)	(3,886)
Net increase in advances from customers for taxes, insurance, and other	486	64	378
Purchases of treasury stock	(5,391)	(4,219)	(7,865)
(Decrease) increase in other stock transactions	(410)	710	—
Net cash used in financing activities	(22,528)	(38,912)	(12,574)
Net (decrease) increase in cash and cash equivalents	(8,516)	7,129	(10,105)
Cash and cash equivalents at beginning of year	29,859	22,730	32,835
Cash and cash equivalents at end of year	$ 21,343	$ 29,859	$ 22,730

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1. ACCOUNTING POLICIES

The significant accounting policies followed by GA Financial, Inc. and its subsidiaries (the "Company") are as follows:

Basis of Presentation

The accompanying consolidated financial statements include the accounts of GA Financial, Inc. and its subsidiaries, Great American Federal (the "Bank") and New Eagle Capital, Inc., and the Bank's wholly owned subsidiaries, GA Financial Strategies, LLC, Steel City Investments, Inc., and Great American Financial Services, Inc. Intercompany accounts and transactions have been eliminated in consolidation.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks, including interest-bearing deposits.

Securities

Securities classified as available for sale include investments that management intends to use as part of its asset/liability management strategy, and that may be sold in response to changes in interest rates, resultant prepayment risk, or other factors. Unrealized holding gains and losses, net of tax, on available for sale securities are reported as accumulated other comprehensive income, net of tax, in a separate component of shareholders' equity until realized. Declines in the fair value of individual available for sale and held to maturity securities below their cost, that are deemed other than temporary, will result in write-downs of the individual securities to their fair value. Any related write-downs will be included in earnings as realized losses. Realized gains and losses on the sale of securities are recognized using the specific identification method and are included in noninterest income in the "Consolidated Statements of Income and Comprehensive Income." Premiums and discounts on securities are recognized in interest income using the interest method over the period to maturity or call date.

Assets purchased with the intention of recognizing short-term profits are considered trading securities and are carried at fair value. Gains and losses are included in noninterest income. Interest on trading securities is recorded as interest income.

Securities are classified as held to maturity when management has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost.

Loans

Interest income is recognized on a level yield basis. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the related loan as a yield adjustment using the interest method. Discounts and premiums on purchased loans are amortized to income using the interest method over the remaining period to contractural maturity, adjusting for prepayments. The accrual of interest is discontinued, when in management's judgment, it is determined that the collectibility of interest, but not necessarily principal, is doubtful. An interest accrual is normally discontinued when a loan becomes delinquent 90 days or more past due. Interest receipts on such nonaccrual loans are first applied to principal. A nonaccrual loan is not returned to accruing status until all amounts due, both principal and interest, are current and a sustained payment history has been demonstrated. Loans held for sale are education loans, which are recorded at cost.

Allowance for Loan Losses

The allowance for loan losses is based on management's evaluation of losses in the current loan portfolio, which includes an assessment of economic conditions, changes in the nature of the loan portfolio, loan loss experience, and other relevant factors. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. Additions are made to the allowance through periodic provisions charged to income and recovery of principal and interest on loans previously charged-off. Losses of principal are charged directly to the allowance when a loss actually occurs or when a determination is made that a specific loss is probable.

The Company follows the provisions of the Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" an amendment of SFAS No. 114. SFAS No. 114 addresses the accounting by creditors for impairment of loans by specifying how reserves for credit losses related to certain loans should be measured.

Within the context of SFAS No. 114, a loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due for principal and interest according to the original contractual terms of the loan agreement. Impairment is measured based on the present value of expected future cash flows discounted at a loan's effective interest rate, or as a practical expedient, the observable market price or, if the loan is collateral dependent, the fair value of the underlying collateral. When the measurement of an impaired loan is less than the recorded investment in the loan, the impairment is recorded as a specific valuation allowance and could result in a charge to the provision for loan losses. This specific valuation allowance is periodically adjusted for significant changes in the amount or timing of expected future cash flows, observable market price, or fair value of the collateral. The specific valuation allowance, or allowance for impaired loan losses, is part of the total allowance for loan losses. Cash payments received on impaired loans are recorded as a direct reduction of the recorded investment in the loan. When the recorded investment has been fully collected, receipts are recorded as recoveries to the allowance for loan losses until the previously charged-off principal is fully recovered. Subsequent amounts collected are recognized as interest income. Impaired loans are not returned to accrual status until all amounts due, both principal and interest, are current and a sustained payment history has been demonstrated. At December 31, 2002, 2001, and 2000, the Company did not have any recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 and SFAS No. 118. Since the Company had no loans considered impaired under SFAS No. 114 during the years ended December 31, 2002, 2001, or 2000, there was no interest income recognized or related allowance on impaired loans during the years ended December 31, 2002, 2001, or 2000.

Generally, management considers all nonaccrual loans and certain renegotiated debt, when it exists, for impairment. The maximum period without payment that typically can occur before a loan is considered for impairment is 90 days. SFAS No. 114 does not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment. Generally, the Company collectively reviews for impairment smaller balance homogeneous loans (i.e. primarily residential mortgages and consumer loans).

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method based on the estimated useful lives of the assets. Estimated useful lives range from 20 to 50 years for office buildings, ten years for land improvements, and three to five years for equipment. Maintenance and repairs are charged to expense as incurred. Expenditures for renovations and major improvements are capitalized and depreciated over their estimated useful lives.

Foreclosed Assets

Foreclosed assets consist of property acquired in settlement of real estate loan indebtedness. Such assets are carried at the lower of cost or fair value less estimated costs to sell. Net costs to maintain the foreclosed assets and subsequent gains and losses attributable to their disposal are included in other expense.

Intangible Assets

Premiums paid for branch deposits are allocated to core deposit intangibles and are recorded in other assets. Core deposit intangibles are amortized on a straight-line basis over seven years. Management periodically evaluates the carrying value and remaining amortization period of intangible assets for possible impairment. Adjustments will be recorded when the purchased deposits decay at an accelerated rate as compared to the amortization period.

Income Taxes

The Company joins with its wholly owned subsidiaries in filing a consolidated federal income tax return.

The Company accounts for income taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled.

In tax years prior to fiscal year 1997, the Company was permitted, under the Internal Revenue Code, to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. Bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Tax basis bad debt reserves established after 1987 are treated as temporary differences on which deferred income taxes have been provided. Deferred income taxes are not required to be provided on tax bad debt reserves recorded in 1987 and prior years. Retained earnings as of December 31, 2002 includes approximately $13.3 million representing such bad debt deductions for which no deferred income taxes have been provided.

Stock-Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock-based compensation plan. Because the Company accounts for this stock option plan using APB 25, no compensation expense has been recorded in the financial statements for this plan. Had compensation cost for this stock option plan been determined based on the fair value at the grant date consistent with the method of SFAS No. 123 "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Year Ended December 31, (Dollars in thousands, except per share amounts)		2002	2001	2000
Net income	As reported	$6,744	$5,166	$6,652
Expense related to options granted, net of tax	Pro forma	(245)	(149)	(88)
Net income	Pro forma	6,499	5,017	6,564
Basic earnings per share	As reported	$1.35	$1.01	$1.25
	Pro forma	1.30	0.98	1.23
Diluted earnings per share	As reported	$1.32	$1.00	$1.24
	Pro forma	1.27	0.97	1.23

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

The fair value for the options described above was estimated at the date of the grant using a Black-Scholes option pricing model based on the following weighted average assumptions:

Year Ended December 31,	2002	2001	2000
Risk-free interest rate	4.04%	4.82%	6.98%
Dividend yield	4.21%	4.50%	5.00%
Volatility of expected market price of common stock	28.40%	29.60%	32.20%
Average life of options (years)	6.0	6.0	6.0

Treasury Stock

The purchase of the Company's stock is recorded at cost. If reissuance occurs, the treasury stock account will be reduced by the cost of such stock using the average cost method, with any difference in proceeds being debited or credited to additional paid-in capital.

Reclassifications

For comparative purposes, reclassifications have been made to certain amounts previously reported to conform with the current period presentation in the consolidated financial statements.

NOTE 2. SUBSIDIARY/SEGMENT REPORTING

The consolidated operating results of GA Financial, Inc. are presented as a single financial services segment. GA Financial, Inc. is the parent company of Great American Federal, a community bank and the Company's principal subsidiary, New Eagle Capital, Inc. an investment company, and the Bank's wholly owned subsidiaries, GA Financial Strategies, LLC, established in 2001 to provide wealth management services, Steel City Investments, Inc., established in December 2002 to hold and manage investment securities, and Great American Financial Services, Inc., currently inactive. GA Financial, Inc., New Eagle Capital, Inc., and the Bank's wholly owned subsidiary Steel City Investments, Inc. are incorporated in the state of Delaware. Great American Federal, is a federally chartered savings and loan institution while its wholly owned subsidiaries, GA Financial Strategies, LLC, and Great American Financial Services, Inc. are incorporated in the state of Pennsylvania.

Following is a table of selected financial data for the Company's subsidiaries, parent company, and consolidated results:

(Dollars in thousands)	Great American Federal	New Eagle Capital, Inc.	GA Financial, Inc. (Parent Company)	Net Eliminations	Consolidated
2002					
Assets	$842,594	$ 43,436	$129,297	$(157,292)	$858,035
Liabilities	757,256	1,769	28,756	(30,287)	757,494
Shareholders' equity	85,338	41,667	100,541	(127,005)	100,541
Interest income	$ 50,270	$ 1,737	$ 314	$ (1,461)	$ 50,860
Interest expense	28,558	—	1,148	(1,461)	28,245
Provision for loan losses	937	—	—	—	937
Noninterest income	4,618	(300)	33	—	4,351
Noninterest expense	16,589	64	521	—	17,174
Provision (benefit) for income taxes	2,092	462	(443)	—	2,111
Net income (loss)	6,712	911	(879)	—	6,744
2001					
Assets	$851,250	$ 33,601	$118,823	$(139,838)	$863,836
Liabilities	766,801	1,097	21,883	(22,885)	766,896
Shareholders' equity	84,449	32,504	96,940	(116,953)	96,940
Interest income	$ 56,058	$ 2,028	$ 399	$ (1,671)	$ 56,814
Interest expense	34,258	—	1,295	(1,671)	33,882
Provision for loan losses	1,075	—	—	—	1,075
Noninterest income	3,304	182	32	—	3,518
Noninterest expense	18,350	47	672	—	19,069
Provision (benefit) for income taxes	945	735	(540)	—	1,140
Net income (loss)	4,734	1,428	(996)	—	5,166
2000					
Assets	$872,400	$ 29,509	$107,146	$(119,886)	$889,169
Liabilities	796,506	364	14,498	(14,847)	796,521
Shareholders' equity	75,894	29,145	92,648	(105,039)	92,648
Interest income	$ 57,892	$ 1,980	$ 478	$ (1,301)	$ 59,049
Interest expense	36,733	—	864	(1,301)	36,296
Provision for loan losses	630	—	—	—	630
Noninterest income	3,289	439	101	—	3,829
Noninterest expense	16,711	20	624	—	17,355
Provision (benefit) for income taxes	1,440	782	(277)	—	1,945
Net income (loss)	5,667	1,617	(632)	—	6,652

NOTE 3. SECURITIES

At December 31, 2002, and 2001, there were $992,000 and $3.5 million, respectively, of securities sold which did not settle until 2003 and 2002, respectively, and accordingly, have been reflected as "securities sold, not settled," in the accompanying "Consolidated Statements of Financial Condition."

The amortized cost and estimated fair value of available for sale and held to maturity securities are as follows:

December 31, (Dollars in thousands)	2002			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Available for Sale Securities:				
U.S. government and agency debt	$ 47,088	$ 1,395	$ —	$ 48,483
Mortgage-backed securities	161,657	5,084	—	166,741
Collateralized mortgage obligations	8,638	495	—	9,133
Municipal obligations	55,167	1,086	—	56,253
Corporate debt obligations	20,587	390	—	20,977
Marketable equity securities	9,991	2,793	(175)	12,609
Total available for sale securities	$303,128	$ 11,243	$ (175)	$314,196
Held to Maturity Securities:				
Corporate debt obligations	$ 2,951	$ 206	$ —	$ 3,157

December 31, (Dollars in thousands)	2001			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Available for Sale Securities:				
U.S. government and agency debt	$ 5,017	$ 61	$ (15)	$ 5,063
Mortgage-backed securities	139,637	1,090	(86)	140,641
Collateralized mortgage obligations	48,803	962	(41)	49,724
Municipal obligations	58,807	196	(1,288)	57,715
Corporate debt obligations	51,058	314	(46)	51,326
Marketable equity securities	28,809	2,775	(670)	30,914
Total available for sale securities	$332,131	$5,398	$(2,146)	$335,383
Held to Maturity Securities:				
Corporate debt obligations	$ 2,914	$ 224	$ —	$ 3,138

Expected maturities will differ from contractual maturities because borrowers may have the right to call or to prepay obligations with or without call or prepayment penalties. The weighted average yields are based on amortized cost and are on debt securities only; marketable securities are excluded.

The following table sets forth certain information regarding the amortized cost, fair value, weighted average yield, and contractual maturities of the Company's available for sale and held to maturity securities:

December 31, (Dollars in thousands)	2002						
	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years Through Ten Years	Due After Ten Years	Total Amortized Cost	Total Fair Value	Weighted Average Yield
Available for Sale Securities:							
U.S. government and agency debt	$ 1,619	$ 43,682	$ 665	$ 1,122	$ 47,088	$ 48,483	4.39%
Mortgage-backed securities	2	—	39,008	122,647	161,657	166,741	5.76
Collateralized mortgage obligations	—	—	4,312	4,326	8,638	9,133	6.13
Municipal obligations[1]	854	3,292	6,239	44,782	55,167	56,253	6.74
Corporate debt obligations	15,290	5,062	235	—	20,587	20,977	3.11
Total securities due	$ 17,765	$ 52,036	$ 50,459	$172,877	$293,137	$301,587	5.55%
Marketable equity securities					9,991	12,609	
Total available for sale securities					$303,128	$314,196	
Held to Maturity Securities:							
Corporate debt obligations	$ —	$ 2,951	$ —	$ —	$ 2,951	$ 3,157	7.43%

1 The weighted average yield for municipal obligations is on a taxable equivalent basis.

Proceeds from sales of available for sale securities for the year ended December 31, 2002 were approximately $98.2 million. Gross gains of approximately $918,000 and gross losses of approximately $813,000, including a $164,000 writedown of securities, were realized for the year ended December 31, 2002. Proceeds from sales of available for sale securities for the year ended December 31, 2001 were approximately $87.6 million. Gross gains of approximately $1.3 million and gross losses of approximately $1.2 million, including a $730,000 writedown of securities, were realized for the year ended December 31, 2001. Proceeds from sales of available for sale securities for the year ended December 31, 2000 were approximately $25.1 million. Gross gains of approximately $531,000 and gross losses of approximately $184,000 were realized for the year ended December 31, 2000.

NOTE 4. LOANS

Loans consist of the following:

December 31, (Dollars in thousands)	2002	2001	2000	1999	1998
Loan Balances:					
Mortgage Loans:					
Residential	**$218,905**	$259,154	$276,611	$255,993	$239,648
Multi-family	**10,629**	9,782	5,575	4,405	5,293
Commercial real estate	**100,376**	63,769	23,495	17,592	7,329
Commercial and residential construction and development, net[1]	**29,506**	25,500	11,813	753	1,021
Total mortgage loans	**359,416**	358,205	317,494	278,743	253,291
Consumer Loans:					
Home equity	**74,959**	62,249	54,458	50,872	53,514
Unsecured personal	**2,993**	2,775	2,489	2,109	2,117
Loans on deposit accounts	**940**	1,322	1,521	1,725	2,003
Automobile	**212**	174	—	—	—
Total consumer loans	**79,104**	66,520	58,468	54,706	57,634
Commercial Business Loans:					
Secured business	**23,240**	14,852	6,431	2,758	2,251
Unsecured business	**7,620**	3,029	813	37	84
Total commercial business loans	**30,860**	17,881	7,244	2,795	2,335
Education loans held for sale	**14,795**	14,732	19,359	19,158	20,040
Deferred fees	**(107)**	(330)	(464)	(162)	(968)
Total loans	**484,068**	457,008	402,101	355,240	332,332
Less:					
Allowance for loan losses	**(3,896)**	(3,210)	(2,268)	(1,731)	(1,604)
Net loans	**$480,172**	$453,798	$399,833	$353,509	$330,728

1 Amounts for 2002, 2001, 2000, 1999, and 1998 are net of loans in-process of $21.6 million, $19.0 million, $13.6 million, $2.9 million, and $1.4 million, respectively.

The following table sets forth the remaining contractual loan maturities:

December 31, (Dollars in thousands)	2002			
	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total Loans
Remaining Contractual Loan Maturities:				
Mortgage Loans:				
Residential	**$ 78**	**$ 1,802**	**$217,025**	**$218,905**
Multi-family and commercial real estate	**1,291**	**15,539**	**94,175**	**111,005**
Commercial and residential construction and development	**30,006**	**2,399**	**18,669**	**51,074**
Total mortgage loans	**31,375**	**19,740**	**329,869**	**380,984**
Consumer loans	**24,861**	**16,675**	**37,568**	**79,104**
Commercial business loans	**17,385**	**1,411**	**12,064**	**30,860**
Sub-total loans	**$ 73,621**	**$ 37,826**	**$379,501**	**$490,948**
Education loans held for sale				**14,795**
Total loans				**505,743**
Less:				
Loans in-process				**(21,568)**
Deferred fees				**(107)**
Total loans				**$484,068**

The following table sets forth, at December 31, 2002, the loans contractually due after December 31, 2003, and whether such loans have fixed or adjustable interest rates:

December 31, (Dollars in thousands)	2003		
	Fixed	Adjustable	Total
Loans Contractually Due:			
Mortgage Loans:			
Residential	$166,722	$ 52,105	$218,827
Multi-family and commercial real estate	45,298	64,416	109,714
Commercial and residential construction and development	4,948	16,120	21,068
Total mortgage loans	216,968	132,641	349,609
Consumer loans	54,243	—	54,243
Commercial business loans	9,276	4,199	13,475
Total loans	$280,487	$136,840	$417,327

The Company purchased approximately $47.3 million and $45.4 million, in 2002 and 2001, respectively, of residential loans collateralized by single-family properties located inside and outside its primary market area, such as other regions of Pennsylvania and other states not serviced by the Company.

In the ordinary course of business, the Company has transactions, including loans, with the Company's principal officers and directors and their related interests. Related party loans outstanding were approximately $1.1 million and $982,000 at December 31, 2002 and 2001, respectively.

The following table sets forth the information regarding nonperforming loans, foreclosed assets, and nonperforming assets:

December 31, (Dollars in thousands)	2002	2001	2000	1999	1998
Nonperforming Loans, Foreclosed Assets, and Nonperforming Assets:					
Mortgage Loans:					
Residential	$ 876	$ 783	$ 636	$ 856	$ 462
Multi-family	—	—	—	—	—
Commercial real estate	—	18	—	—	—
Commercial and residential construction and development	—	—	—	—	—
Total mortgage loans	876	801	636	856	462
Consumer Loans:					
Home equity	579	638	558	584	574
Unsecured personal	3	4	25	23	21
Loans on deposit accounts	—	—	—	—	—
Automobile	—	—	—	—	—
Total consumer loans	582	642	583	607	595
Commercial Business Loans:					
Secured business	—	50	—	—	—
Unsecured business	—	25	—	—	—
Total commercial business loans	—	75	—	—	—
Education loans held for sale	12	—	1	13	59
Total nonperforming loans	1,470	1,518	1,220	1,476	1,116
Foreclosed assets	34	154	154	345	758
Total nonperforming assets	$ 1,504	$ 1,672	$ 1,374	$ 1,821	$ 1,874
Nonperforming loans to total loans	0.30%	0.33%	0.30%	0.42%	0.34%
Nonperforming assets to assets	0.18	0.19	0.15	0.21	0.23
Allowance for loan losses to total loans	0.80	0.70	0.56	0.49	0.48
Allowance for loan losses to nonperforming assets	259.04	191.99	165.07	95.06	85.59

The following is a summary of activity in the allowance for loan losses:

Year Ended December 31, (Dollars in thousands)	2002	2001	2000	1999	1998
Allowance for Loan Losses:					
Balance at beginning of year	**$3,210**	$2,268	$1,731	$1,604	$1,322
Charge-offs:					
Mortgage loans:					
Residential	**(1)**	—	(40)	(19)	(5)
Multi-family	**—**	—	—	—	—
Commercial real estate	**—**	—	—	—	—
Commercial and residential construction and development		—	—	—	—
Total mortgage loans	**(1)**	—	(40)	(19)	(5)
Consumer loans:					
Home equity	**(40)**	(92)	(9)	(164)	(44)
Unsecured personal	**(95)**	(53)	(60)	(15)	(30)
Loans on deposit accounts	**—**	—	—	—	—
Automobile	**—**	—	—	—	—
Total consumer loans	**(135)**	(145)	(69)	(179)	(74)
Commercial business loans:					
Secured business	**(113)**	—	—	—	—
Unsecured business	**(34)**	—	—	—	—
Total commercial business loans	**(147)**	—	—	—	—
Education loans held for sale	**—**	(3)	(2)	(71)	(37)
Total charge-offs	**(283)**	(148)	(111)	(269)	(116)
Recoveries	**32**	15	18	6	38
Net charge-offs	**(251)**	(133)	(93)	(263)	(78)
Provision for loan losses	**937**	1,075	630	390	360
Balance at end of year	**$3,896**	$3,210	$2,268	$1,731	$1,604
Ratio of net charge-offs to average loans outstanding	**0.05%**	0.03%	0.03%	0.08%	0.02%

The following table sets forth the allowance for loan losses by categories listed and the percent of total loans:

December 31, (Dollars in thousands)	2002		2001		2000		1999		1998	
	Balance	Percent of Total Loans	Balance	Percent of Total Loans	Balance	Percent of Total Loans	Balance	Percent of Total Loans	Balance	Percent of Total Loans
Allowance for Loan Losses by Categories/Percent:										
Mortgage Loans:										
Residential	**$ 644**	**45.20%**	$ 897	56.64%	$1,079	68.68%	$ 773	72.02%	$ 933	71.82%
Multi-family	**213**	**2.19**	196	2.14	111	1.39	87	1.24	54	1.59
Commercial real estate	**2,047**	**20.74**	1,278	13.95	470	5.84	349	4.95	73	2.21
Commercial and residential construction and development	**295**	**6.10**	255	5.58	118	2.94	7	0.21	10	0.31
Total mortgage loans	**3,199**	**74.23**	2,626	78.31	1,778	78.85	1,216	78.42	1,070	75.93
Consumer loans	**537**	**16.34**	484	14.56	454	14.54	501	15.40	522	17.34
Commercial business loans	**160**	**6.37**	100	3.91	36	1.80	14	0.79	12	0.70
Education loans held for sale	**—**	**3.06**	—	3.22	—	4.81	—	5.39	—	6.03
Total allowance for loan losses	**$3,896**	**100.00%**	$3,210	100.00%	$2,268	100.00%	$1,731	100.00%	$1,604	100.00%

NOTE 5. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

December 31, (Dollars in thousands)	2002	2001
Premises and Equipment:		
Land	$ 1,142	$ 1,142
Land improvements	458	458
Office buildings	9,613	9,786
Equipment	11,041	10,801
Total premises and equipment	22,254	22,187
Accumulated depreciation	(15,965)	(15,118)
Total premises and equipment, net	$ 6,289	$ 7,069

The Company owns the building and land for its administrative office and eight of its community offices, and leases the remaining four.

The Company recognized depreciation of approximately $937,000, $982,000, and $752,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

The Company has operating leases relating to premises and equipment which expire on various dates. Annual lease expenses were $745,000, $456,000, and $421,000 for the years ended December 31, 2002, 2001, and 2000. Approximate future minimum annual lease commitments are as follows:

Year Ended December 31, (Dollars in thousands)	Amount
2003	$776
2004	654
2005	394
2006	304
2007	259
Thereafter	185

NOTE 6. DEPOSITS

Noninterest-bearing and interest-bearing deposits are summarized as follows:

December 31, (Dollars in thousands)	2002			2001		
	Weighted Average Cost	Balance	Percent of Total Balance	Weighted Average Cost	Balance	Percent of Total Balance
Noninterest-bearing deposits		$ 30,701	5.86%		$ 31,671	5.98%
Interest-bearing Deposits:						
Non-certificate deposits:						
Checking accounts	0.50%	39,691	7.57	0.90%	39,602	7.48
Money market deposit accounts	2.31	69,546	13.27	2.35	65,416	12.35
Savings accounts	2.15	149,229	28.48	2.41	127,032	23.98
Total non-certificate deposits		289,167	55.18		263,721	49.79
Certificates of Deposit:						
0% to 3.99%	2.60	96,135	18.34	2.99	62,932	11.88
4.00% to 4.99%	4.49	39,024	7.45	4.37	45,634	8.61
5.00% to 5.99%	5.23	35,427	6.76	5.40	35,281	6.66
6.00% and above	6.64	64,314	12.27	6.68	122,123	23.06
Total certificates of deposit	4.40%	$234,900	44.82%	5.24%	$265,970	50.21%
Total interest-bearing deposits		493,366	94.14		498,020	94.02
Total deposits		$524,067	100.00%		$529,691	100.00%

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $19.5 million at December 31, 2002. Deposits in excess of $100,000 are not federally insured. At December 31, 2002 the Bank had certificates of deposit in amounts of $100,000 or more maturing as follows:

December 31, (Dollars in thousands)	2002
Certificates of Deposit:	
Three months or less	$ 4,105
Over 3 through 6 months	3,741
Over 6 through 12 months	1,485
Over 12 months	10,163
Total certificates of deposit	$19,494

The following tables present, by various rate categories, the amount and year of maturity of the certificates of deposit outstanding at December 31, 2002 and 2001:

December 31, 2002 (Dollars in thousands)	Year of Maturity						
	2003	2004	2005	2006	2007	Thereafter	Total
Certificates of Deposit/Actual Interest Rates:							
0% to 3.99%	$ 57,539	$27,162	$ 9,325	$ 1,029	$ 1,012	$ 68	$ 96,135
4.00% to 4.99%	11,254	6,559	1,989	5,211	13,597	414	39,024
5.00% to 5.99%	7,248	587	312	12,160	14,881	239	35,427
6.00% and above	27,551	3,717	29,227	3,374	15	430	64,314
Total certificates of deposit	$103,592	$38,025	$40,853	$21,774	$29,505	$1,151	$234,900

December 31, 2001 (Dollars in thousands)	Year of Maturity						
	2003	2004	2005	2006	2007	Thereafter	Total
Certificates of Deposit/Actual Interest Rates:							
0% to 3.99%	$ 48,748	$10,775	$ 3,409	$ —	$ —	$ —	$ 62,932
4.00% to 4.99%	21,395	11,883	6,947	2,065	3,344	—	45,634
5.00% to 5.99%	13,570	7,682	580	438	12,922	89	35,281
6.00% and above	56,864	28,103	3,819	29,473	3,363	501	122,123
Total certificates of deposit	$140,577	$58,443	$14,755	$31,976	$19,629	$ 590	$265,970

Interest expense on deposits is summarized as follows:

Year Ended December 31, (Dollars in thousands)	2002	2001	2000
Deposits:			
Interest-bearing checking accounts	$ 227	$ 419	$ 593
Money market deposit accounts	1,545	2,457	3,443
Savings accounts	3,260	2,961	3,269
Certificates of deposit	12,039	14,843	12,982
Total deposits	$17,071	$20,680	$20,287

NOTE 7. BORROWED FUNDS

The Bank is a member of the Federal Home Loan Bank ("FHLB") system. As a member, the Bank is required to maintain an investment in the capital stock of the FHLB, which is carried at cost. The required investment is primarily based on 5% of outstanding advances and a percentage of the unused borrowing capacity. The Bank can take short-term and long-term advances with the FHLB.

FHLB advances by year of maturity at December 31, 2002 and 2001 are summarized as follows:

December 31, (Dollars in thousands)	2002	Weighted Average Cost
FHLB Advances:		
2003	$ 30,000	1.78%
2004	17,000	5.28
2005	—	—
2006	—	—
2007	—	—
2008 and thereafter	174,575	5.17
Total FHLB advances	$221,575	4.72%

December 31, (Dollars in thousands)	2001	Weighted Average Cost
FHLB Advances:		
2002	$ 38,000	5.31%
2003	—	—
2004	17,000	5.28
2005	—	—
2006	—	—
2007 and thereafter	174,575	5.17
Total FHLB advances	$229,575	5.20%

FHLB "convertible select" advances are long-term borrowings with terms of up to ten years, and which have a fixed rate for the first three months to five years of the term. After the fixed rate term expires, and quarterly thereafter, the FHLB may convert the advance to an adjustable-rate advance at their option. If the advance is converted to an adjustable-rate advance, the Bank has the option at the conversion date or on any future quarterly rate reset date, to prepay the advance with no prepayment fee. The Bank had $174.6 million of convertible select advances at December 31, 2002 and 2001, respectively.

Advances from the FHLB are collateralized entirely by qualifying securities and loans, totaling $454.4 million at December 31, 2002. These advances are subject to restrictions or penalties related to prepayments. The Bank's maximum borrowing capacity with the FHLB was $409.7 million at December 31, 2002.

Average outstanding short-term FHLB advances for 2002, 2001, and 2000 were $31.1 million, $43.8 million, and $90.1 million and the related weighted average costs were 3.46%, 5.51%, and 6.28%, respectively.

The maximum amount of short-term FHLB advances outstanding at any month-end during 2002, 2001, and 2000 were $38.0 million, $47.0 million, and $107.7 million, respectively.

The Company had no securities sold under agreement to repurchase for the years ended December 31, 2002, and 2001.

Securities sold under agreement to repurchase at December 31, 2000 were $51.1 million with a weighted average cost of 6.52%.

Securities sold under agreement to repurchase were collateralized by mortgage-backed and related securities with an amortized cost of $52.7 million and fair value of $52.0 million at December 31, 2000. The securities were held in safekeeping at the FHLB. The $51.1 million of securities sold under agreement to repurchase was comprised of three commitments which all matured within 30 to 90 days. The average balance and weighted average cost for 2000 was $35.6 million and 6.55%, respectively. The maximum amount outstanding at any month-end during 2000 was $69.0 million.

NOTE 8. INCOME TAXES

Income tax expense (benefit) applicable to income before taxes consists of:

Year Ended December 31, (Dollars in thousands)	2002	2001	2000
Federal Provision:			
Current	$ 2,245	$ 1,397	$ 1,861
Deferred	(689)	(697)	(431)
Total federal	1,556	700	1,430
State Provision:			
Current	555	440	515
Total provision for income taxes	$ 2,111	$ 1,140	$ 1,945

In addition to amounts applicable to income before taxes, the following income tax expense (benefit) amounts were recorded in shareholders' equity:

Year Ended December 31, (Dollars in thousands)	2002	2001	2000
Unrealized gain on securities available for sale	$ 2,885	$ 2,672	$ 6,953
Compensation expense for tax in excess of financial statement amount	(158)	(138)	—

A reconciliation of the federal statutory tax rate to the tax rate applicable to income before federal income taxes is as follows:

Year Ended December 31,	2002	2001	2000
Tax Rate:			
Federal statutory rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	4.1	4.6	4.0
Tax exempt income, net	(10.5)	(14.7)	(11.5)
Low income housing tax credits	(4.7)	(6.7)	(4.7)
Other	0.9	0.9	0.8
Total tax rate	23.8%	18.1%	22.6%

The deferred tax assets and deferred tax liabilities recorded on the "Consolidated Statements of Financial Condition" are as follows:

December 31, (Dollars in thousands)	2002		2001	
	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability
Deferred Tax Assets/Liabilities:				
Tax bad debt reserve	$ —	$ 128	$ —	$ 255
Allowance for loan losses	1,325	—	1,091	—
Loan origination fees/costs	54	—	2	—
Depreciation/amortization	—	327	—	359
Net unrealized holding gains/losses on securities available for sale	—	4,094	—	1,209
Other	668	—	424	—
Total deferred tax assets/liabilities	$2,047	$4,549	$1,517	$1,823

Net accumulated deferred income tax liabilities at December 31, 2002 and 2001 were $2.5 million and $306,000, respectively.

The Company determined that it was not required to establish a valuation allowance for deferred tax assets because it is management's assertion that the deferred tax assets are likely to be realized through carrybacks to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income.

NOTE 9. DERIVATIVE FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company had no derivative instrument exposure as of December 31, 2002, 2001, or 2000.

NOTE 10. EMPLOYEE BENEFIT PLANS

Currently, the Company offers a 401(k) program, for all eligible employees, permitting participants to defer a maximum of 20% of their base salary with the Company contributing a 50% match on the first 6% of the employee's deferred salary. Compensation expense relating to the 401(k) match was $131,000 for 2002, $135,000 for 2001, and $125,000 for 2000.

The Company has established, for all eligible employees who have attained the age of 21, an Employee Stock Ownership Plan ("ESOP"). The ESOP borrowed an aggregate of $7.1 million from the Company and purchased 712,000 common shares issued in March of 1996. The Bank intends to make scheduled discretionary cash contributions to the ESOP sufficient to service and repay the amounts borrowed over a period of up to 14 years. In connection with the formation of the ESOP, the Company adopted the American Institute of Certified Public Accountants' Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." As shares in the ESOP are earned and committed to be released, compensation expense is recorded based on their average fair value during each reporting period. The difference between the average fair value of the shares committed to be released and the cost of those shares to the ESOP is charged or credited to additional paid-in capital. The balance of unearned shares held by the ESOP is shown as a reduction of shareholders' equity. Only those shares in the ESOP which have been earned and are committed to be released are included in the computation of earnings per share.

At December 31, 2002, 2001, and 2000, there were 456,918, 403,881, and 334,030 of shares in the ESOP which were earned and committed to be released. Shares released are based on the interest method. Compensation expense related to the ESOP amounted to $791,000, $856,000, and $709,000 for the years ended December 31, 2002, 2001, and 2000, respectively. The average fair value of the stock was $18.92, $15.34, and $12.52 for the years 2002, 2001, and 2000. Dividends received on allocated ESOP shares in 2002, 2001, and 2000 amounted to $212,000, $198,000, and $178,000, respectively, and were utilized to reduce compensation expense. Dividends received on unallocated ESOP shares in 2002, 2001, and 2000 amounted to $222,000, $272,000, and $332,000, respectively, and were used to reduce current principal payments on the ESOP loan. The fair value at December 31, 2002 and 2001 of the unearned shares in the ESOP was $6.0 million and $5.2 million, respectively, based on the market price of the company's common stock of approximately $23.70 and $16.75, respectively on those dates. The principal amount due on the ESOP loan at December 31, 2002 and 2001 was $3.0 million and $3.5 million, respectively. The total unallocated number of shares in the ESOP at December 31, 2002 and 2001 were 255,082 and 308,122, respectively.

The Bank has purchased life insurance policies on the lives of certain employees of the Bank. By way of separate split dollar agreements, the policy interest is divided between the Bank and the employees. The Bank owns the policy, cash surrender value, including accumulated policy earnings, and the policy death benefit over and above the death benefit endorsed to the employee/beneficiary. Income recognized in 2002, 2001, and 2000, as a result of increased cash surrender value, was approximately $576,000, $470,000, and $418,000, respectively.

NOTE 11. CAPITAL REQUIREMENTS AND REGULATORY RESTRICTIONS

Capital Requirements

The Company is not required to maintain any minimum level of capital; however, the Bank is subject to various regulatory capital requirements administered by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to, ensure capital adequacy, require the Bank to maintain minimum ratios of tier I core (leverage) capital to adjusted total assets, tier I and total risk-based capital to risk-weighted assets, and tangible capital. At December 31, 2002, the Bank met all capital adequacy requirements to which it is subject.

The Bank has consistently maintained regulatory capital ratios at or above the well capitalized standards. To be categorized as well-capitalized, the Bank must maintain minimum tier I core (leverage), tier I and total risk-based, and tangible capital ratios as set forth in the table below.

At December 31, 2002 and 2001, the Bank exceeded all capital requirements and has not been notified by the OTS that it is in need of more than normal supervision. The Bank is considered well-capitalized under prompt corrective action provisions at December 31, 2002 and 2001.

OTS regulations impose limitations upon all capital distributions such as cash dividends, payments to repurchase its shares, and payments to shareholders of another institution in a cash-out merger. Under the regulation, an application to and the approval of the OTS is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under OTS regulations. If an application is not required, the institution must still provide prior notice to the OTS of the capital distribution if, like the Bank, it is a subsidiary of a holding company. In the event the Bank's capital fell below its regulatory requirements or the OTS notified it that it was in need of more than normal supervision, the Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice. The Bank paid dividends of $10.3 million to the Company in 2002 and no dividends in 2001.

The Bank's capital amounts and ratios are as follows:

December 31, (Dollars in thousands)	Actual		Minimum Requirement		Well-Capitalized Requirement	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2002						
Tier I core (leverage)	$ 78,532	9.44%	$ 33,276	4.00%	$ 41,595	5.00%
Tier I risk-based	78,532	17.23	18,234	4.00	27,351	6.00
Total risk-based	83,505	18.32	36,468	8.00	45,585	10.00
Tangible	78,532	9.44	12,478	1.50	N/A	N/A
2001						
Tier I core (leverage)	$ 81,935	9.67%	$ 33,899	4.00%	$ 42,373	5.00%
Tier I risk-based	81,935	18.60	17,623	4.00	26,434	6.00
Total risk-based	86,191	19.56	35,246	8.00	44,057	10.00
Tangible	81,935	9.67	12,712	1.50	N/A	N/A

Regulatory Restrictions

Pursuant to Regulation D of the Federal Reserve, the Bank is required to maintain certain balances which include both cash on hand and deposits with the Federal Reserve. The amount of these balances at December 31, 2002 and 2001 approximated $2.8 million and $2.4 million, respectively.

NOTE 12. CONTINGENT LIABILITIES

The Company is subject to a number of asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, after consultation with legal counsel, the resolution of these claims will not have a material adverse effect on the Company's financial position, liquidity, or results of operations.

NOTE 13. FAIR VALUE OF FINANCIAL INSTRUMENTS/CONCENTRATIONS OF CREDIT RISK

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the determination of fair value for certain of the Company's assets, liabilities, and off-balance sheet liabilities. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash

The carrying amount of cash, which includes interest-bearing deposits, approximates fair value.

Securities

The fair values of securities are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for securities with similar remaining maturities, comparable credit risk, and coupon rates.

Mortgage-Backed Securities and Collateralized Mortgage Obligations

The fair values are based on quoted market prices or dealer quotes.

Loans

Fair values are estimated for loan portfolios with similar financial characteristics by discounting contractural cash flows with adjustments for estimated prepayments. Assumptions regarding cash flows and discount rates were judgmentally determined using available internal information which management believes to be reasonable, taking into consideration the credit rating of the counterparties, current interest rates, and remaining maturities.

Federal Home Loan Bank Stock

The stock can be redeemed at its carrying amount, which approximates fair value.

Noninterest-Bearing Deposits

The fair value on these deposits is the amount payable on demand on the reporting date.

Interest-Bearing Deposits

The fair value of checking, money market deposit, and savings accounts is the amount payable on demand at the reporting date. The fair value of certificates of deposit is determined by discounting the deposits using current rates of borrowings with comparable maturities as of the reporting date.

Borrowed Funds

Fair value is determined by discounting the borrowed funds using current rates of borrowings with comparable maturities as of the reporting date.

Commitments to Extend Credit

Fair value was estimated using the fees currently charged, if any, to enter into similar agreements, taking into account the remaining terms of the agreements and the creditworthiness of the counterparties.

The following table presents the estimates of fair value of financial instruments:

December 31, (Dollars in thousands)	2002		2001	
	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
Financial Assets:				
Cash	$ 21,343	$ 21,343	$ 29,859	$ 29,859
Held for trading securities	129	129	159	159
Available for sale securities	314,196	314,196	335,383	335,383
Held to maturity securities	3,157	2,951	3,138	2,914
Loans[1]	502,706	480,172	464,322	453,798
FHLB stock	12,019	12,019	12,429	12,429
Total financial assets	$853,550	$830,810	$845,290	$834,542
Financial Liabilities:				
Noninterest-bearing deposits	$ 30,701	$ 30,701	$ 31,671	$ 31,671
Interest-bearing deposits	501,387	493,366	502,767	498,020
Borrowed funds	243,178	221,575	236,711	229,575
Total financial liabilities	$775,266	$745,642	$771,149	$759,266

1 Balance net of deferred fees and allowance for loan losses.

Commitments to extend credit are both fixed and variable rate commitments. The estimated fair value of loan commitments at both December 31, 2002 and 2001 were equal to the carrying value of the commitments on those dates.

The Company also has loan commitments which contain off-balance sheet risk. These commitments are transacted in the normal course of business to meet the financing needs of its customers. These instruments involve elements of credit risk in excess of the amount recognized in the consolidated financial statements. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments and the commitments generally expire. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held includes residential real estate and income-producing properties. Total commitments to extend credit at December 31, 2002 and 2001 were $98.3 million and $40.9 million, respectively and include both loan commitments and unused lines of credit which bear market rates at the time the commitments are exercised. Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

The Company also issues standby letters of credit in the normal course of business that are included in the total commitment amount at December 31, 2002. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party. The Company is required to perform under a standby letter of credit when drawn upon by the guaranteed third party in the case of nonperformance by the Company's customer. The credit risk associated with standby letters of credit is essentially the same as that involved in extending loans to customers and is subject to normal credit policies. Collateral may be obtained based on management's credit assessment of the customer. The maximum potential amount of future payments the Company could be required to make under these standby letters of credit at December 31, 2002 is $5.3 million. Currently no liability has been recognized by the Company for these obligations. There are no recourse provisions that would enable the Company to recover any amounts from third parties.

The Company believes that reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many financial instruments. This lack of a uniform valuation methodology also introduces a greater degree of subjectivity to these estimated values.

The Company's origination of loans is primarily concentrated in the local southwestern Pennsylvania market. Purchased loans are concentrated inside and outside its primary market area, including other regions of Pennsylvania and other states not serviced by the Company. The Company has no significant concentrations of credit risk with any individual counterparty.

NOTE 14. SAIF ASSESSMENT

Effective January 1, 1997, Savings Bank Insurance Fund ("SAIF") members have the same risk-based assessment schedule as Bank Insurance Fund ("BIF") members. The Bank, as a well capitalized bank, will pay no assessment for deposit insurance coverage. However, all SAIF and BIF institutions including the Bank will be responsible for sharing the cost of interest payments on the Financing Corporation bonds. For the years ended December 31, 2002, 2001, and 2000, the cost to the Bank approximated 1.7, 1.9, and 2.1 basis points, respectively, for SAIF deposits. The annual cost to the Bank was $92,000, $98,000, and $101,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

NOTE 15. SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid for the years ended December 31, for interest and income taxes was approximately $28.8 million and $2.1 million, respectively, in 2002, $34.3 million and $1.8 million, respectively, in 2001 and $36.4 million and $2.9 million, respectively, in 2000. Noncash investing and financing activity consisted of securities sold not settled which totaled $992,000, $3.5 million, and $1.5 million at December 31, 2002, 2001, and 2000, respectively. The Company transferred $401,000, $409,000, and $195,000 of loans to foreclosed assets during 2002, 2001, and 2000, respectively.

NOTE 16. EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

The calculation of basic and diluted earnings per share follows:

Year Ended December 31, (Dollars in thousands, except per share amounts)	2002	2001	2000
Basic Earnings Per Share:			
Net income	$ 6,744	$ 5,166	$ 6,652
Basic average shares outstanding	4,989,598	5,102,262	5,317,507
Basic earnings per share	$ 1.35	$ 1.01	$ 1.25
Diluted Earnings Per Share:			
Net income	$ 6,744	$ 5,166	$ 6,652
Basic average shares outstanding	4,989,598	5,102,262	5,317,507
Effect of dilutive securities:			
Shares issuable upon exercise of outstanding stock options and stock awards	125,992	68,693	39,891
Diluted average shares outstanding	5,115,590	5,170,955	5,357,398
Diluted earnings per share	$ 1.32	$ 1.00	$ 1.24

NOTE 17. GA FINANCIAL, INC. (PARENT COMPANY)

Following are the parent company's condensed financial statements:

December 31, (Dollars in thousands)	2002	2001
STATEMENTS OF FINANCIAL CONDITION		
Assets:		
Cash	$ 40	$ 261
Investment in the Bank	85,338	84,449
Investment in New Eagle Capital, Inc.	41,667	32,504
Prepaid expenses and other assets	2,252	1,609
Total assets	$129,297	$118,823
Liabilities And Shareholders' Equity:		
Borrowings due to subsidiaries	$ 28,716	$ 21,729
Other liabilities	40	154
Shareholders' equity	100,541	96,940
Total liabilities and shareholders' equity	$129,297	$118,823

Year Ended December 31, (Dollars in thousands)	2002	2001	2000
STATEMENTS OF INCOME			
Income:			
Interest	$ 314	$ 399	$ 478
Capital stock tax refund	—	—	30
Other	33	32	71
Total income	347	431	579
Expense:			
Borrowed funds	1,148	1,295	864
General and administrative	461	610	600
State franchise tax	60	62	24
Benefit for income taxes	(443)	(540)	(277)
Total expense	1,226	1,427	1,211
Loss before equity in undistributed earnings of Bank and New Eagle Capital, Inc.	(879)	(996)	(632)
Equity in undistributed earnings of Bank	6,712	4,734	5,667
Equity in undistributed earnings of New Eagle Capital, Inc.	911	1,428	1,617
Net income	$ 6,744	$ 5,166	$ 6,652

Year Ended December 31, (Dollars in thousands)	2002	2001	2000
STATEMENTS OF CASH FLOWS			
Operating Activities:			
Net income	$ 6,744	$ 5,166	$ 6,652
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of Bank	(6,712)	(4,734)	(5,667)
Equity in undistributed earnings of New Eagle Capital, Inc.	(911)	(1,428)	(1,617)
Allocation of SCP shares	—	66	77
Increase in prepaid expenses and other assets	(643)	(679)	(376)
Net (decrease) increase in other liabilities	(114)	75	(548)
Net cash used in operating activities	(1,636)	(1,534)	(1,479)
Investing Activities:			
Proceeds from sales of available for sale securities	—	—	1,300
Increase in borrowings	6,987	7,244	9,686
Dividend from Bank	10,300	—	—
Investment in New Eagle Capital, Inc.	(7,800)	(1,100)	(1,300)
Net cash provided by investing activities	9,487	6,144	9,686
Financing Activities:			
Purchases of treasury stock	(5,391)	(4,219)	(7,865)
Cash dividends paid	(3,589)	(3,650)	(3,886)
Other stock transactions	908	2,343	1,452
Net cash used in financing activities	(8,072)	(5,526)	(10,299)
Net decrease in cash and cash equivalents	(221)	(916)	(2,092)
Cash and cash equivalents at beginning of year	261	1,177	3,269
Cash and cash equivalents at end of year	$ 40	$ 261	$ 1,177

NOTE 18. SUBSEQUENT EVENTS (UNAUDITED)

On January 30, 2003, the Board of Directors declared a cash dividend of $0.20 per share to shareholders of record on February 11, 2003, payable on February 21, 2003.

NOTE 19. STOCK-BASED COMPENSATION PLAN

On October 16, 1996 shareholders approved the "GA Financial, Inc. 1996 Stock Based Incentive Plan," as amended (the "Plan"). This Plan has two components which are described below.

Stock Awards

Under the Plan, 4% of the Company's outstanding shares or 356,000 shares could be awarded to directors, officers, or employees. The Company originally awarded 308,650 shares in October, 1996. The awards originally vested at the rate of 20% per year for five years and are forfeited if an employee is dismissed for cause. Awards can now be granted which vest over any period of time stipulated. Compensation expense recorded in the consolidated financial statements under this plan for 2002, 2001, and 2000 was $144,000, $442,000, and $568,000, respectively. The unearned compensation expense at December 31, 2002 and 2001 is $296,000 and $406,000, respectively.

Stock Options

Under the Plan, the Company was authorized to issue options of up to 890,000 shares. The options originally vested at the rate of 20% per year for five years and are exercisable over a period of ten years from the date of the grant. The Company can now grant options that vest over any period of time stipulated.

A summary of the status of the Company's stock-based compensation plan and changes during the year are presented below:

December 31,	2002		
	Stock Awards	Stock Options	Weighted Average Exercise Price of Options
Outstanding at beginning of year	31,960	443,500	$13.22
Granted	7,500	169,500	18.15
Exercised	—	(88,300)	12.57
Vested and forfeited	(15,560)	(16,600)	14.43
Expired	—	(1,200)	11.68
Outstanding at end of year	23,900	506,900	$14.94
Exercisable at end of year		347,966	$13.89
Weighted average fair value of awards/options granted during the year	$16.87	$18.15	

December 31,	2001		
	Stock Awards	Stock Options	Weighted Average Exercise Price of Options
Outstanding at beginning of year	64,375	512,750	$13.00
Granted	17,700	49,000	15.01
Exercised	—	(92,850)	12.68
Vested and forfeited	(50,115)	(25,400)	14.27
Expired	—	—	—
Outstanding at end of year	31,960	443,500	$13.22
Exercisable at end of year		359,499	$12.92
Weighted average fair value of awards/options granted during the year	$15.23	$15.01	

December 31,	2000		
	Stock Awards	Stock Options	Weighted Average Exercise Price of Options
Outstanding at beginning of year	103,740	502,100	$13.26
Granted	23,800	84,500	11.68
Exercised	—	(2,000)	12.75
Vested and forfeited	(63,165)	(31,950)	13.88
Expired	—	(39,900)	12.75
Outstanding at end of year	64,375	512,750	$13.00
Exercisable at end of year		352,583	$12.86
Weighted average fair value of awards/options granted during the year	$11.68	$11.68	

Information about the stock-based incentive plan is described below:

	Options Outstanding				Options Exercisable	
	Exercise Price	Weighted Average Exercise Price	Remaining Outstanding	Weighted Average Contractual Life	Weighted Average Exercise Price	Number Exercisable
December 31, 2002	$12.75	$12.75	229,400	3.75 years	$12.75	229,400
December 31, 2002	19.76	19.76	10,000	3.75	19.76	8,000
December 31, 2002	21.99	21.99	8,000	3.75	21.99	4,000
December 31, 2002	11.68	11.68	47,000	3.75	11.68	33,400
December 31, 2002	14.55	14.55	10,000	8.25	14.55	6,666
December 31, 2002	14.15	14.15	18,000	8.25	14.15	7,200
December 31, 2002	16.70	16.70	15,000	8.50	16.70	6,000
December 31, 2002	16.38	16.38	12,000	9.25	16.38	2,400
December 31, 2002	17.51	17.51	60,000	9.25	17.51	20,000
December 31, 2002	17.10	17.10	12,000	9.75	17.10	2,400
December 31, 2002	19.00	19.00	85,500	9.75	19.00	28,500
December 31, 2001	$12.75	$12.75	300,300	4.75 years	$12.75	300,300
December 31, 2001	19.76	19.76	10,000	4.75	19.76	6,000
December 31, 2001	21.99	21.99	12,000	4.75	21.99	4,000
December 31, 2001	11.68	11.68	75,200	4.75	11.68	38,666
December 31, 2001	14.55	14.55	10,000	9.25	14.55	3,333
December 31, 2001	14.15	14.15	21,000	9.25	14.15	4,200
December 31, 2001	16.70	16.70	15,000	9.50	16.70	3,000
December 31, 2000	$12.75	$12.75	403,000	5.75 years	$12.75	321,500
December 31, 2000	19.76	19.76	10,000	5.75	19.76	4,000
December 31, 2000	21.99	21.99	16,000	5.75	21.99	4,000
December 31, 2000	11.68	11.68	83,750	5.75	11.68	23,083

Quarterly Financial Data (Unaudited)

The following table presents GA Financial, Inc.'s quarterly financial data for the years ended December 31, 2002 and 2001:

Three Months Ended (Dollars in thousands, except per share amounts)	March 31,	June 30,	September 30,	December 31,
2002				
Interest income	$12,823	$12,829	$12,739	$12,469
Interest expense	7,456	7,254	6,965	6,569
Net interest income	5,367	5,575	5,774	5,900
Provision for loan losses	300	255	135	247
Net interest income after provision for loan losses	5,067	5,320	5,639	5,653
Noninterest income	900	1,448	1,079	925
Noninterest expense	4,092	4,841	4,277	3,965
Income before provision for income taxes	1,875	1,927	2,441	2,613
Provision for income taxes	400	395	617	699
Net income	$ 1,475	$ 1,532	$ 1,824	$ 1,914
Basic earnings per share[1]	$ 0.29	$ 0.31	$ 0.37	$ 0.39
Diluted earnings per share[1]	$ 0.29	$ 0.30	$ 0.36	$ 0.38
2001				
Interest income	$14,846	$14,490	$14,067	$13,411
Interest expense	9,017	8,579	8,363	7,923
Net interest income	5,829	5,911	5,704	5,488
Provision for loan losses	90	330	315	340
Net interest income after provision for loan losses	5,739	5,581	5,389	5,148
Noninterest income	827	1,089	122	1,509
Noninterest expense	4,613	4,718	4,639	5,128
Income before provision for income taxes	1,953	1,952	872	1,529
Provision for income taxes	450	445	—	245
Net income	$ 1,503	$ 1,507	$ 872	$ 1,284
Basic earnings per share[1]	$ 0.30	$ 0.30	$ 0.17	$ 0.25
Diluted earnings per share[1]	$ 0.29	$ 0.29	$ 0.17	$ 0.25

1 Quarterly earnings per share may vary from annual earnings per share due to rounding.

Common Stock Price Range And Dividends (Unaudited)

The following table illustrates GA Financial, Inc.'s high and low closing stock price on the American Stock Exchange and the cash dividends paid per share during 2002 and 2001:

2002	High	Low	Cash Dividends Paid per Share
First Quarter	$17.25	$16.15	$0.18
Second Quarter	19.75	17.10	0.18
Third Quarter	19.50	17.00	0.18
Fourth Quarter	23.85	18.85	0.18
Total			$0.72

2001	High	Low	Cash Dividends Paid per Share
First Quarter	$15.10	$13.25	$0.18
Second Quarter	15.85	13.98	0.18
Third Quarter	17.00	14.95	0.18
Fourth Quarter	17.10	15.25	0.18
Total			$0.72

Directors and Officers

Directors of GA Financial, Inc. and Great American Federal

John M. Kish
Chairman of the Board and Chief Executive Officer

Thomas E. Bugel,
Vice Chairman
Former Co-Owner and Vice President
East Liberty Electro-Plating Company

Darrell J. Hess
Former President
D.J. Hess Advertising

Thomas M. Stanton
Sales Manager
Arthurs, Lestrange and Company, Inc.

Robert J. Ventura
Principal, Ventura Group, LLC

David R. Wasik
Partner
Savolskis-Wasik-Glenn Funeral Home

Joseph E. Bugel*

Todd L. Cover**
President and Chief Operating Officer

*Director Emeritus
**Director, Great American Federal

Officers of GA Financial, Inc.

John M. Kish
Chairman of the Board and Chief Executive Officer

Todd L. Cover
Senior Vice President and Treasurer

James V. Dionise
Chief Financial Officer and Secretary

Cheryl M. Riley
Assistant Secretary

Principal Officers of Great American Federal

John M. Kish
Chairman of the Board and Chief Executive Officer

Todd L. Cover
President and Chief Operating Officer

James V. Dionise
Senior Vice President, Chief Financial Officer/ Secretary/Treasurer

Elizabeth A. Berkely
Vice President, Human Resources and Marketing

Wayne A. Callen
Vice President, Network Administration

Wayne H. Freed
Vice President, Community Banking

Vicki J. Hays
Vice President, Chief Lending Officer

Judith A. Stoeckle
Vice President, Bank Operations

Cheryl M. Riley
Assistant Secretary

Managing Directors/Officers of GA Financial Strategies, LLC

Todd L. Cover
Managing Director

John M. Kish
Managing Director

Thomas M. Stanton
Managing Director

Richard K. Wiethorn
President

Directors/Officers of Steel City Investments, Inc.

James V. Dionise
Director/President

John M. Kish
Director/Treasurer

Michael G. Morgan
Director/Secretary

Kari L. Johnson
Assistant Treasurer/ Assistant Secretary

Directors/Officers of New Eagle Capital, Inc.

John M. Kish
Director/President

James V. Dionise
Director/Secretary/ Treasurer

Todd L. Cover
Vice President

William Langan
Director/Assistant Treasurer

Phyllis Kucharczuk
Assistant Secretary

Corporate Information

Corporate Headquarters

GA Financial, Inc.
4750 Clairton Boulevard, Pittsburgh, PA 15236-2187
(412) 882-9946 • (412) 882-8580 FAX

Stock Information

GA Financial, Inc. is traded on the American Stock Exchange under the stock symbol "GAF." At February 11, 2003, GA Financial, Inc. had 5,150,167 shares of common stock outstanding and approximately 1,600 shareholders of record.

Internet Information

GA Financial, Inc.'s financial reports and information about its products and services are available at *www.greatamericanfederal.com.*

Financial Information

A copy of GA Financial, Inc.'s Annual Report on Form 10-K without exhibits is available without charge to shareholders upon written request. Requests should be sent to Mr. James V. Dionise, Chief Financial Officer and Secretary.

Inquiries

Security analysts, retail brokers and shareholders requesting financial information or written materials should contact Mr. James V. Dionise, Chief Financial Officer and Secretary.

Dividend Reinvestment Plan

GA Financial, Inc. maintains a Dividend Reinvestment/Cash Purchase Plan for registered holders of its common stock. A brochure describing the Plan and an application to participate may be obtained by contacting Mr. James V. Dionise, Chief Financial Officer and Secretary.

Annual Meeting

The annual meeting of shareholders will be held at 10:00 a.m. on Wednesday, April 23, 2003, at The Bradley House, 5239 Brownsville Road, Pittsburgh, PA 15236.

Special Legal Counsel

Muldoon Murphy & Faucette LLP, 5101 Wisconsin Avenue, N.W., Washington, D.C. 20016.

Independent Auditors

KPMG LLP, One Mellon Center, Pittsburgh, PA 15219.

Registrar and Transfer Agent

Questions regarding the transfer of stock, lost certificates, address changes, account consolidation and cash dividends should be addressed to Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016 • (800) 368-5948.

GA Financial, Inc.

Corporate Headquarters

4750 Clairton Boulevard
Pittsburgh, PA 15236
(412) 882-9946

Community Offices

Caste Village
Caste Village Shoppes
Baptist and Grove Roads
Pittsburgh, PA 15236
(412) 884-1301

Clairton
608 Miller Avenue
Clairton, PA 15025
(412) 233-4600

Elizabeth
548 Rock Run Road
Buena Vista, PA 15018
(412) 751-1818

Forest Hills
2210 Ardmore Boulevard
Forest Hills, PA 15221
(412) 351-3717

McKeesport
225 Fifth Avenue
McKeesport, PA 15134
(412) 673-7400

Munhall
4600 Main Street
Munhall, PA 15120
(412) 462-2100

North Fayette Township
(In Wal-Mart Super Center)
250 Summit Park Drive
Pittsburgh, PA 15275
(412) 490-0220

Regent Square
1105 South Braddock Avenue
Pittsburgh, PA 15218
(412) 242-4500

Waterfront
500 East Waterfront Drive
Homestead, PA 15120
(412) 461-8433

West Mifflin
6015 Mountain View Drive
West Mifflin, PA 15122
(412) 650-4020

White Oak
1527 Lincoln Way
White Oak, PA 15131
(412) 672-2112

Whitehall
4750 Clairton Boulevard
Pittsburgh, PA 15236
(412) 882-9800

Customer Call Center
1-888-GAF-9400

Web Address
www.greatamericanfederal.com